SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2023

(With Independent Auditors' Report Thereon)

Contents

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the consolidated financial statements of Shinhan Card Co., Ltd. and its subsidiaries ("the Group"), which comprise the consolidated statement of financial position as of December 31, 2023, the consolidated statement of profit or loss and other comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to review such consolidated financial statements may differ from those generally accepted and applied in other countries.

The consolidated financial statements of the Group for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on March 6, 2023.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea
March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2023 and 2022

(In millions of won, except share data)	Note		2023	2022
Assets				
Cash and due from banks	10,40	₩	587,523	664,928
Financial assets at fair value through profit or loss	11		951,025	389,326
Derivative assets	12		147,727	196,596
Credit card receivables at amortized cost and others	13		36,740,727	36,831,167
Lease assets	14		2,082,762	1,944,650
Financial assets at fair value through other comprehensive income	16		393,979	375,471
Property and equipment, net	15,17		638,694	646,555
Intangible assets	18		220,714	214,085
Investments in associates	19		92,456	88,692
Current tax assets	39		21,626	21,634
Deferred tax assets	39		129,403	124,738
Investment property	20		46,943	45,959
Net defined benefit assets	24		3,480	36,988
Other assets	21		1,363,103	1,469,532
Total assets		₩	43,420,162	43,050,321
Liabilities				
Derivative liabilities	12	₩	18,978	21,346
Borrowings	22		7,962,662	9,136,178
Debentures, net	23		21,650,752	21,502,816
Net defined benefit obligations	24		395	207
Current tax liabilities	39		85,786	80,550
Provisions	25		234,166	240,060
Other liabilities	15,26		5,412,436	4,610,410
Total liabilities			35,365,175	35,591,567
Equity				
Common stock	27		626,847	626,847
Hybrid bonds	27		699,822	399,901
Capital surplus	27		860,729	860,729
Capital adjustments	27		(1,548)	(1,550)
Accumulated other comprehensive loss	27		(55,952)	(17,253)
Retained earnings	27,28		5,916,393	5,582,516
Equity attributable to owner of the Company			8,046,291	7,451,190
Non-controlling interests	27		8,696	7,564
Total equity			8,054,987	7,458,754
Total liabilities and equity		₩	43,420,162	43,050,321

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share)	*Note*		2023	2022
Interest income		₩	2,840,691	2,508,702
Interest expense			(945,393)	(710,697)
Net interest income	*32*		1,895,298	1,798,005
Fee and commission income			2,070,601	1,758,461
Fee and commission expense			(1,275,360)	(1,221,388)
Net fee and commission income	*33*		795,241	537,073
Dividend income	*34*		611	415
Net gain on financial assets at fair value through profit or loss	*11*		22,428	19,867
Net gain on derivatives	*12*		69,041	191,068
Net loss on foreign currency transactions	*7*		(40,238)	(160,792)
Provision for credit loss allowance	*35*		(883,956)	(560,265)
General administrative expenses	*36*		(744,161)	(741,626)
Other operating expense, net	*37*		(311,437)	(318,704)
Operating income			802,827	765,041
Non-operating income, net	*38*		3,204	64,575
Impairment of investments in subsidiaries and others			(2,831)	7,115
Profit before income tax			803,200	836,731
Income tax expense	*39*		(181,292)	(192,176)
Profit for the year		₩	621,908	644,555
Other comprehensive income (loss):				
Items that will not be reclassified to profit or loss				
Remeasurement of the net defined benefit obligations	24,27	₩	(21,965)	30,554
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		1,969	6,047
Items that are or may be reclassified to profit or loss				
Gain(Loss) on financial assets at fair value through other comprehensive income			10,864	(17,031)
Net changes in the unrealized fair value of cash flow hedges	12,27		(26,712)	(12,452)
Foreign currency translation adjustments for foreign operations	27		(3,050)	19,440
Other comprehensive income (loss) for the year, net of tax			(38,894)	26,558
Total comprehensive income for the year		₩	583,014	671,113

4

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (continued)
For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share)	Note		2023	2022
Profit attributable to:				
Owner of the Company	30	₩	620,582	641,368
Non-controlling interests			1,326	3,187
Profit		₩	621,908	644,555
Total comprehensive income (loss) attributable to:				
Owner of the Company		₩	581,882	666,304
Non-controlling interests			1,132	4,809
Total comprehensive income		₩	583,014	671,113
Earnings per share				
Basic and diluted earnings per share (in won)	30	₩	4,710	5,015

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the year ended December 31, 2022

(In millions of won)		Common stock	hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity
						2022				
Balance at January 1, 2022	₩	626,847	-	860,592	1,871	(42,190)	5,291,390	6,738,510	(3,507)	6,735,003
Transactions with owner										
Dividends		-	-	-	-	-	(337,620)	(337,620)	-	(337,620)
Share-based payment transactions		-	-	-	24	-	-	24	-	24
Issuance of hybrid bonds		-	399,901	-	-	-	-	399,901	-	399,901
Dividend on hybrid bonds		-	-	-	-	-	(12,622)	(12,622)	-	(12,622)
Net changes from business combination		-	-	137	-	-	-	137	-	137
Net change in non-controlling interests		-	-	-	(3,445)	-	-	(3,445)	6,263	2,818
Total comprehensive income for the year:										
Profit for the year		-	-	-	-	-	641,368	641,368	3,187	644,555
Remeasurement of the net defined benefit obligations		-	-	-	-	30,554	-	30,554	-	30,554
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(10,984)	-	(10,984)	-	(10,984)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(12,452)	-	(12,452)	-	(12,452)
Foreign currency translation adjustments for foreign operations		-	-	-	-	17,819	-	17,819	1,621	19,440
Balance at December 31, 2022	₩	626,847	399,901	860,729	(1,550)	(17,253)	5,582,516	7,451,190	7,564	7,458,754

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (continued)
For the year ended December 31, 2023

(In millions of won)		Common stock	hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity
						2023				
Balance at January 1, 2023	₩	626,847	399,901	860,729	(1,550)	(17,253)	5,582,516	7,451,190	7,564	7,458,754
Transactions with owner										
Dividends		-	-	-	-	-	(256,631)	(256,631)	-	(256,631)
Share-based payment transactions		-	-	-	2	-	-	2	-	2
Issuance of hybrid bonds		-	299,921	-	-	-	-	299,921	-	299,921
Dividend on hybrid bonds		-	-	-	-	-	(30,074)	(30,074)	-	(30,074)
Net changes from business combination		-	-	-	-	-	-	-	-	-
Net change in non-controlling interests		-	-	-	-	-	-	-	-	-
Total comprehensive income for the year:										
Profit for the year		-	-	-	-	-	620,582	620,582	1,326	621,908
Remeasurement of the net defined benefit obligations		-	-	-	-	(21,964)	-	(21,964)	-	(21,964)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	12,833	-	12,833	-	12,833
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(26,712)	-	(26,712)	-	(26,712)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(2,856)	-	(2,856)	(194)	(3,050)
Balance at December 31, 2023	₩	626,847	699,822	860,729	(1,548)	(55,952)	5,916,393	8,046,291	8,696	8,054,987

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(In millions of won)		2023	2022
Cash flows from operating activities			
Profit for the year	₩	621,908	644,555
Adjustment for:			
Interest income		(2,840,691)	(2,508,702)
Interest expense		945,393	710,697
Dividend income		(611)	(415)
Income tax expense		181,292	192,176
Fee and commission income		37,444	32,470
Fee and commission expense		1,009	670
Net gain on sales of financial assets at fair value through profit or loss		(4,029)	(7,129)
Net loss on sales of financial assets at fair value through profit or loss		322	-
Net gain on valuation of financial assets at fair value through profit or loss		(7,266)	(4,414)
Net loss on valuation of financial assets at fair value through profit or loss		1,812	1,133
Net gain on valuation and transaction of derivatives		(81,106)	(234,298)
Net loss on valuation and transaction of derivatives		12,065	43,230
Net gain on foreign currency transaction		(1,946)	(32,691)
Net loss on foreign currency transaction		60,610	177,659
Provision for credit loss allowance		883,957	560,265
Employee expenses		20,783	24,577
Depreciation expenses		73,325	63,942
Increase (decrease) in restoration liabilities		(1,282)	20
Other operating income		(11)	(24)
Other operating expenses		445,159	351,264
Non-operating income		(1,066)	(62,987)
Non-operating expenses		1,910	2,012
Equity method loss (income), net		2,831	(7,114)
		(270,096)	(697,659)
Changes in assets and liabilities:			
Restricted due from banks		153,053	(84,988)
Due from banks at amortized cost		(56,200)	-
Financial assets at fair value through profit or loss		(509,825)	(19,956)
Credit card receivables at amortized cost and other		(640,905)	(3,447,311)
Lease assets`		(583,322)	(898,312)
Other assets		(307,359)	(320,603)
Net defined benefit obligations		(11,718)	(51,013)
Provisions		(37,261)	(22,251)
Other liabilities		597,364	543,472
		(1,396,173)	(4,300,962)
Income taxes paid		(167,982)	(300,946)
Interest received		2,691,567	2,337,839
Interest paid		(763,612)	(667,545)
Dividend received		611	415
Net cash inflow (outflow) from operating activities	₩	716,223	(2,984,303)
Cash flows from investing activities			
Proceeds from disposal of financial assets at fair value through profit or loss	₩	7,000	37,269
Acquisition of financial assets at fair value through profit or loss		(49,713)	(42,663)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
For the years ended December 31, 2023 and 2022

(In millions of won)		2023	2022
Proceeds from disposal of financial assets at fair value through other comprehensive income	₩	-	-
Acquisition of financial assets at fair value through other comprehensive income		-	(192,894)
Acquisition of investments in associates		(11,400)	(22,350)
Proceeds from disposal of investments in associates		4,805	12,163
Proceeds from disposal of property and equipment		1,019	77,157
Acquisition of property and equipment		(31,851)	(33,905)
Proceeds from disposal of intangible assets		758	679
Acquisition of intangible assets		(31,570)	(34,453)
Decrease in security deposits paid		1,224	4,558
Increase in security deposits paid		(7,820)	(4,236)
Net cash outflows from business combination		-	(4,260)
Net cash outflow from investing activities	₩	(117,548)	(202,935)
Cash flows from financing activities			
Proceeds from borrowings	₩	934,737	5,062,702
Repayment of borrowings		(1,862,068)	(2,622,384)
Proceeds from debentures		7,488,226	7,446,370
Repayment of debentures		(7,392,194)	(6,909,706)
Cash inflows from cash flow hedges		1,535,439	2,391,500
Cash outflows from cash flow hedges		(1,457,988)	(2,319,927)
Repayment of lease liabilities		(14,274)	(12,629)
Dividends paid		(256,631)	(337,620)
Increase in security deposits received		175,809	215,385
Issuance of hybrid bonds		299,921	399,901
Payment of dividend on hybrid bonds		(27,927)	(12,042)
Increase in other financial liabilities		11,090	25,622
Decrease in other financial liabilities		(14,231)	-
Increase in paid-in capital		-	3,158
Net cash outflow(inflow) from financing activities		(580,091)	3,330,330
Effect of exchange rate fluctuations on cash and cash equivalents		865	854
Net increase in cash and cash equivalents		19,449	143,946
Cash and cash equivalents at the beginning of year		463,814	319,868
Cash and cash equivalents at the end of year (Note 40)	₩	483,263	463,814

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In millions of won)

1. Reporting Entity

General information of Shinhan Card Co., Ltd. (the "Company" or the "Controlling Company") and its subsidiaries (collectively the "Group") is as follows.

(a) The Controlling Company

The Controlling Company was incorporated on December 17, 1985. The address of the Company's registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Group provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Finance Business Act.

As of December 31, 2023, the Group has approximately 20.57 million (actual member criteria) personal credit card holders, 1.98 million merchants in its network and 32 branch offices (including the headquarter office and overseas subsidiaries). The Group is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

1. Reporting Entity (continued)

(b) Subsidiaries

As of December 31, 2023 and 2022, consolidated subsidiaries are summarized below.

Name of subsidiary	Location	Closing month	Operating activities	2023		2022	
				Controlling interest	Non-controlling interest	Controlling interest	Non-controlling interest
Shinhan Card 2019-1 (*1)(*2)	Korea	December	ABS	-	-	0.5%	99.5%
Shinhan Card 2019-2 (*1)(*2)	Korea	December	ABS	-	-	0.5%	99.5%
Shinhan Card 2019-3 (*1)(*2)	Korea	December	ABS	-	-	0.5%	99.5%
Shinhan Card 2020-1 (*1)(*2)	Korea	December	ABS	-	-	0.5%	99.5%
Shinhan Card 2021-1 (*1)(*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2021-2 (*1)(*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2022-1 (*1)(*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2022-2 (*1)(*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2022-3 (*1)(*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2023-1 (*1)(*2)	Korea	December	ABS	0.5%	99.5%	-	-
Shinhan Credit Information Co., Ltd. (*3)	Korea	December	Debt collection, credit investigation, complaints service agency	100.0%	-	100.0%	-
Shinhan Finance LLC	Kazakhstan	December	Installment, credit loan lease financing	100.0%		100.0%	-
Shinhan Indo Finance (*4)	Indonesia	December	Installment, credit card and lease financing	76.33%	23.67%	76.33%	23.67%
Shinhan Microfinance Co., Ltd.	Myanmar	September	Credit loan	100.0%		100.0%	-
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December	Credit loan	100.0%		100.0%	-
Specified money in trusts (*1) (As of December 31, 2023: 3 cases, as of December 31, 2022: 7 cases)	Korea	December	Trust asset management	100.0%		100.0%	-

(*1) The above subsidiaries are structured entities that are designed voting rights or similar rights are not major factors when determining control.

(*2) Although the Controlling Company's percentage of ownership in shares of structured entities is less than 50%, with consideration of the terms and conditions of structured entities' incorporate agreement, the Group obtains substantially all gains and losses from the operations of the structured entities, and the Group has the ability to direct the activities of structured entities that can significantly affect such gains and losses. Accordingly, the structured entities are included in the consolidation. The Group may trust credit card receivables additionally if these consolidated structured entities are unable to repay securitized debentures connected to the entities' underlying assets.

(*3) The Group has acquired 100% shares of Shinhan Credit Information Co., Ltd. from Shinhan Financial Group Co., Ltd. and Shinhan Credit Information Co., Ltd. became a wholly-owned subsidiary of the Group for the year ended December 31, 2022.

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

1. Reporting Entity (continued)

(c) Changes in investments in subsidiaries during the year ended December 31, 2023 are as follows:

Status of change	Name of the subsidiary	Reason
Included	Shinhan card 2023-1	Newly invested subsidiary
Excluded	Shinhan card 2019-1	Liquidation
Excluded	Shinhan card 2019-2	Liquidation
Excluded	Shinhan card 2019-3	Liquidation
Excluded	Shinhan card 2020-1	Liquidation

(d) Condensed financial information of the Group's subsidiaries as of and for the years ended December 31, 2023 and 2022 are as follows:

Name of subsidiary	December 31, 2023				
	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2021-1	350,089	350,089	-	-	-
Shinhan Card 2021-2	400,121	400,121	-	-	-
Shinhan Card 2022-1	400,287	400,287	-	-	-
Shinhan Card 2022-2	521,956	523,007	(1,051)	-	(8,727)
Shinhan Card 2022-3	326,926	331,934	(5,008)	-	(2,238)
Shinhan Card 2023-1	319,676	332,995	(13,319)	-	(13,320)
Shinhan Credit Information Co., Ltd.	34,033	11,184	22,849	2,590	1,940
Shinhan Finance LLC	168,261	136,715	31,546	6,962	7,449
Shinhan Indo Finance	235,464	198,727	36,737	5,602	4,781
Shinhan Microfinance Co., Ltd.	11,927	13,569	(1,642)	(750)	(1,272)
Shinhan Vietnam Finance Co., Ltd.	631,451	500,485	130,966	(4,065)	(4,421)
Specified money in trusts	570,000	-	570,000	29,728	29,728

Name of subsidiary	December 31, 2022				
	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2019-1 ₩	-	-	-	-	-
Shinhan Card 2019-2	318,122	316,846	1,276	-	(1,127)
Shinhan Card 2019-3	175,049	175,049	-	-	-
Shinhan Card 2020-1	522,352	520,408	1,944	-	(2,973)
Shinhan Card 2022-1	350,076	350,076	-	-	-
Shinhan Card 2022-2	400,104	400,104	-	-	-
Shinhan Card 2023-1	400,246	400,246	-	-	-
Shinhan Card 2023-2	521,907	514,232	7,675	-	7,675
Shinhan Card 2023-3	327,155	329,924	(2,769)	-	(2,769)
Shinhan Credit Information Co., Ltd.	31,397	10,488	20,909	558	558
Shinhan Finance LLC	109,400	85,303	24,097	4,504	4,853
Shinhan Indo Finance	145,938	113,982	31,956	6,375	9,619
Shinhan Microfinance Co., Ltd.	11,434	11,804	(370)	(858)	(864)
Shinhan Vietnam Finance Co., Ltd.	647,313	511,926	135,387	17,303	20,534
Specified money in trusts	475,000	-	475,000	18,934	18,934

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

2. **Basis of Preparation**

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), which prescribed in the Act on External Audit of Stock Companies. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2024, which will be submitted for approval to the shareholder's meeting to be held on March 25, 2024.

(a) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:
- Derivative financial instruments are measured at fair value;
- Financial instruments at fair value through profit or loss are measured at fair value;
- Financial instruments at fair value through other comprehensive income are measured at fair value;
- Liabilities recognized for cash-settled share-based payment; and
- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the Group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the Controlling Company's functional currency and the currency of the primary economic environment in which the Group operates.

(c) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2023 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustments within the next accounting period are described in Note 5.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

2. **Basis of Preparation (continued)**

(d) Changes in accounting policies

Except for the following new accounting standards enacted or amended for the first time for their annual reorting period commencing January 1, 2023, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022. The other new standards applied from January 1, 2023, do not have a significant impact on the Group's consolidated financial statements.

(i) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

i) K-IFRS 1001 'Presentation of Financial Statements' amended - Disclosure of Accounting Policies

Information about material accounting policies has been defined and disclosed, which does not have a significant impact on the Group's consolidated financial statements.

ii) K-IFRS 1008 'Accounting Policies, Changes in Accounting Estimates and Errors' amended - Definition of Accounting Estimates

The amendments clarify the definition of accounting estimates and the distinction of a change in accounting policies. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iii) K-IFRS 1012 'Income Taxes' - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

A requirement is added that the transaction does not incur the same temporary difference to be added or deducted to the exceptional requirement of initial recognition where an asset or liability are is recognized for the first time. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iv) K-IFRS 1117 'Insurance Contracts'

Korean IFRS 1117 'Insurance Contracts' supersedes Korean IFRS 1104 'Insurance Contracts'. According to Korean IFRS 1117, the Group estimates all cash flows under the insurance contract and measure insurance liabilities by using discount rates that reflect assumptions and risks at the reporting point, then recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder for each fiscal year. Investment components (such as refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. The Group expects that the amendments will have no significant impact on the consolidated financial statements.

v) K-IFRS 1001 'Presentation of Financial Statements' – Classification of Debt with Covenants as Current or Non-current

If all or part of a financial instrument with the condition that to have changes in exercise price by changes in the issuer's stock price is classified as a financial liability, the carrying amount of the financial liability and related gains and losses are required to be disclosed. There is no significant impact on the financial statements of the amendments to the Standard.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

2. Basis of Preparation (continued)

(d) Changes in accounting policies (continued)

(ii) New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group.

i) K-IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that the Group will exercise right to defer settlement of the liability or the expectations of management. Applying the amendment, if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the Group's own equity instruments, these terms do not affect its classification as current or non-current if the Group recognizes the option separately as an equity instrument. The amendments will be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect this amendment will have a significant impact on the consolidated financial statements.

ii) K-IFRS No. 1007 'Cash Flow Statement' and K-IFRS No. 1107 'Financial Instruments: Disclosures' Supplier Finance Agreement

These amendments require disclosure of notes on supplier finance arrangements to help users of consolidated financial statements understand the impact of supplier finance arrangements on the Group's debt, cash flow and degree of exposure to liquidity risk. These amendments will be applied from fiscal years beginning on or after January 1, 2024, and the Group does not expect this amendment will have a significant impact on the consolidated financial statements.

iii) The following new and amended standards are not expected to have a significant impact on the Group.

- Lease liabilities arising from sale and leaseback (K-IFRS No. 1116 '*Lease*')
- Disclosure of Virtual Assets (K-IFRS No. 1001 '*Presentation of Financial Statements*')

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies**

Material accounting policies applied by the Group in preparation of its consolidated financial statements are described below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except for changes in accounting policies mentioned in Note 2 (d).

The group applied the amendments to the disclosure of accounting policies (Korean IFRS 1001 'Presentation of Financial Statements') from January 1, 2023. The amendments require disclosure of 'important' accounting policies rather than 'significant' accounting policies. These amendments do not result in any changes to accounting policies, but affect the information on the published accounting policies.

(a) Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. All operating segments' operating results are reviewed regularly by the Group's CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Group has a single reportable segment. Accordingly, information on segment assets, liabilities and profit or loss is not disclosed.

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.   The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and other events in similar circumstances, the Group prepares the consolidated financial statements by making appropriate adjustments.

(ii) Structured entities

The Group has established a number of structured entities by transferring credit card receivables and others.   A structured entity is consolidated if, based on an evaluation of the substance of its relationship with the Group and the structured entity's risks and rewards, it is concluded that the Group controls the structured entity.

(iii) Elimination of intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. If intra-group losses indicate an asset impairment that requires recognition on the consolidated financial statements, the intra-group losses are recognized as a loss.

(iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent's ownership interests in a subsidiary.
Non-controlling interests are measured as a proportional share of the current equity instrument from the amount recognized for the acquirer's identifiable net assets at the acquisition date. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(c) Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and call deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

(d) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Group becomes a party to the contract for the financial instrument.

(ii) Classification and subsequent measurement

Financial asset: Business model

The Group assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management. Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;
- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;
- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;
- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and
- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or its performance evaluated on a fair-value basis is measured at fair value through profit or loss.

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

A assessing whether contractual cash flows consist solely of principal and interest payments, the Group considers the terms and conditions of the instrument. If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the Group must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. Material Accounting Policies (continued)

(d) Non-derivative financial assets (continued)

(ii) Classification and subsequent measurement (continued)

To make an assessment, the Group considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;
- Terms that adjust the contractual interest rate, including variable interest rate features;
- Prepayment features and extension features; and
- Terms and conditions that limit the Group's claims on cash flows arising from specific assets. (e.g., non-recourse features)

(iii) Offsetting

Financial assets and liabilities are offset only when the Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Group holds derivative financial instruments to hedge foreign exchange and interest rate exposures. If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

The Group designate specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Group documents the purpose and strategy of risk management to perform the hedge. The Group documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

(ii) Cash flow hedge

The Group designates part of derivatives as hedging instruments in a cash flow hedging relationship. Part of derivatives are recognized as hedging costs in other comprehensive income and accumulated as separate items in equity.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(f) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Group and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(g) Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on the following assets:
- Financial assets measured at amortized cost
- Debt securities measured at FVOCI

The Group measures loss allowances at an amount equal to the lifetime expected credit losses ("ECLs"), except for the following, which are measured as twelve month ECLs:
- Financial instrument that are determined to have low credit risk at the reporting date; and
- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group assumes that the credit risk on a financial asset has increased significantly when:
- Asset credit quality is cautionary or less;
- Significant changes in credit rating occur; or
- Specified overdue pool segment (Personal card receivables past due over seven days, etc.) incur.

The Group considers a financial asset to be in default when:
- The financial asset is more than 90 days past due.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(g) Impairment of financial assets (continued)

(i) Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets are impaired includes observable information.

- Significant financial difficulty of the borrower or issuer
- Default or delinquency in interest or principal payments
- Restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider
- Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
- The disappearance of an active market for a security
- Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(ii) Presentation of impairment loss

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
Debt securities that are measured at FVOCI are included in Current Profit and Loss, and also recognized in Other Comprehensive Income.

(iii) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(h) Property and equipment

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	5 years	Straight-line method

(i) Intangible assets

Intangible assets are measured initially at cost and, after initial recognition, are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	5 years
Software	5 years
Other intangible assets	5 years or less

(j) Leases

(i) Lessor

Where the Group is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are presented in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(j) Leases(continued)

(ii) Lessee(continued)

which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Group:
- where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
- uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by, a subsidiary of the Group, which does not have recent third-party financing, and
- makes adjustments specific to the lease, for example term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group uses that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to the risk of potentially increasing variable lease payments based on an index or rate in the future, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is recognized in profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life. Although the Group elected to apply the revaluation model to its land and buildings that are presented in property and equipment, the Group elected not to apply that revaluation model to buildings recognized in the right-of-use assets.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(j) Leases (continued)

(ii) Lessee(continued)

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. Low-value assets comprise IT-equipment and small items of office furniture.

(k) Investment property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and as subsequent measurement, the investment property is presented at its cost less any accumulated depreciation and any accumulated impairment losses.   Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(l) Non-derivative financial liabilities

The Group classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities, And the Group recognizes them in the consolidated financial statements when the Group becomes the party to the contractual agreement.

(m) Employee benefits

(i) Post-employment benefit plan

The Group has introduced and managed both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.
Defined contribution plans are calculated annually by an independent accountant using the projected unit credit method.

(ii) Termination benefits

Termination benefits are expensed when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are expensed if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(n) Provisions

The Group recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services. Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account. In addition, when the Group bears the responsibility for restoration following the expiration of a rental contract, the Group recognizes the present value of the estimated restoration costs as a provision.

(o) Foreign currencies

In preparing financial statements, the Group records a foreign currency transaction by applying the exchange rate at the date of transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate, non-monetary items that are measured at fair value are translated using the exchanged rates at the date when the fair value was measured, and non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the day of the transaction.

(p) Share-based payment transactions

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Group's employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Group to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(q) Revenue from Contracts with Customers

The Group recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: ① Identify the contracts with the customers, ② Identify the separate performance obligations, ③ Determine the transaction price of the contract, ④ Allocate the transaction price to each of the separate performance obligations, and ⑤ Recognize the revenue as each performance obligation is satisfied. However, the Group recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points ("points") and other components of fee and commission income. The Group provides rewards in various forms including discounts on credit settlements and gifts. The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(r) Finance income and finance costs

The Group's finance income and finance costs consist of :
- Interest income;
- Interest expense;
- Dividend income;
- The net gain or loss on financial assets measured at fair value through profit or loss;
- The foreign currency gain or loss on financial assets and financial liabilities;
- Impairment losses (and reversals) on investments in debt securities carried at amortized cost;
- The gain on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination;
- The fair value loss on contingent consideration classified as a financial liability;
- Hedge ineffectiveness recognized in profit or loss; and
- The reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedges of interest rate risk and foreign currency risk for borrowings.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Group's right to receive payment is established. In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Group calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit impaired.

(s) Income taxes

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company. The Group recognizes temporary differences between the book value of assets and liabilities and the tax base, as well as deferred tax liabilities and assets related to deductible temporary differences and tax credits that will result in future corporate tax obligations and reductions. These are attributed directly to the Group and classified as deferred corporate tax liabilities and assets.

Tax uncertainty arises from the Group's claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Group has paid tax according to Korean IFRS 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

(t) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use (See Note 18).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

4. **Financial Risk Management**

(a) General information of risk management

The Group has exposure to the following risks related to financial instruments:
- Credit risk, Liquidity risk, Market risk
This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies, and processes for measuring and managing risk, and the Group's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(i) Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Group runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk executive team which is fully in charge of tasks related to risk management.

In addition, the Group established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Group measures credit risk, liquidity risk, market risk, and interest rate risk. The Group presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Group organizes risk plans and sets risk limits, which encompass the Group's entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Group manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Group immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee. In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

(iii) Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group's risk dashboard for early detection of risk, regular risk measurement and monitoring systems the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Group performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

- Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members(credit ratings). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. Regarding quantitative indicators such as increases in assets and increases in risks, the Group defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyses the cause and prepares and implements a countermeasure.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

4. **Financial Risk Management (continued)**

(a) General information of risk management (continued)

(iii) Risk monitoring(Continued)

- Risk measurement and monitoring reporting

The Group regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group's survival as a going concern. The Group maintains crisis planning for three levels of contingencies, namely, 'alert', 'imminent crisis' and 'crisis' determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators, and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of six stages, Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Group has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Group to cope with crisis systematically.

(v) Evaluation process

The Group sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business. If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Group's internal information, external information from Credit Bureaus, and personal information in the application form. The Group prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus' credit ratings.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(v) Evaluation process (continued)

The Group utilizes customer transaction records with Shinhan Financial Group's subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers. The Group performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Group is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Group determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group's subsidiaries. The Group operates a management system which enables the Group to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

(vi) Credit Scoring System

The Group's Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder's credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder's credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers' credit quality. The Group utilizes the Credit Scoring System in order to monitor its customers' and portfolios' risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. AS application is a long-term customer of Shinhan Financial Group and a card applicant with good credit history. In addition, the Group uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency rate of card members, and the Group uses it to monitor members and monitor portfolio risk exposures.

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities. The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these consolidated financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss. The Group assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Group estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II. The Group applies the Basel Basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Group sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

   (b) Credit risk (continued)

   (i) Exposure to credit risk

   The carrying amount of financial instruments represents the Group's maximum exposure to credit risk. Exposure to credit risk of the Group as of December 31, 2023 and 2022 are as follows. Cash held by the Group is excluded.

		2023	**2022**
Due from banks and credit card receivables at amortized cost and others(*)			
Banks	₩	586,422	664,097
Retail		6,622,233	6,787,006
Government/ Public section/ Central bank		1,899	725
Corporations		3,523,306	2,960,420
Card receivable		26,594,093	27,083,541
		37,327,953	37,495,789
Financial assets at FVTPL			
Debt securities		15,669	9,924
Beneficiary certificates		913,808	371,012
		929,477	380,936
Financial assets at FVOCI			
Debt securities		318,572	302,693
Derivative financial assets		147,727	196,596
Other assets(*)			
Other financial assets		1,179,735	928,626
	₩	39,903,464	39,304,640

(*) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs (fees), and present value discount amount.

As of December 31, 2023 and 2022, the maximum exposure to credit risk caused by unused credit commitments amounted to ₩91,226,285 million ₩91,358,278 million, respectively. As of December 31, 2023 and 2022, the securities purchase agreement signed by the Group are ₩106,726 million and ₩104,546 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Details of the financial instruments based on measurement method of loss allowance by internal credit rating as of December 31, 2023 and 2022 are as follows:

	2023							
	12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
	Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost								
Banks	₩ 586,422	-	-	-	-	586,422	-	586,422
Retail	5,279,751	909,254	241,145	226,750	92,232	6,749,132	(126,899)	6,622,233
Government /Public section /Central bank	1,055	781	-	77	-	1,913	(14)	1,899
Corporations	1,509,253	1,890,793	2,805	157,697	8,860	3,569,408	(46,102)	3,523,306
Card receivable	20,597,861	2,404,874	1,507,251	2,585,766	631,710	27,727,462	(1,133,369)	26,594,093
	27,974,342	5,205,702	1,751,201	2,970,290	732,802	38,634,337	(1,306,384)	37,327,953
Financial assets at FVOCI								
Debt securities(*)	318,572	-	-	-	-	318,572	-	318,572
	₩ 28,292,914	5,205,702	1,751,201	2,970,290	732,802	38,952,909	(1,306,384)	37,646,525

(*) As of December 31, 2023, the allowance for expected credit loss of debt securities at fair value through other comprehensive income is ₩ 132 million.

	2022							
	12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
	Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost								
Banks	₩ 664,066	36	-	-	-	664,102	(5)	664,097
Retail	5,561,921	909,560	215,491	165,159	74,844	6,926,975	(139,969)	6,787,006
Government /Public section /Central bank	725	-	-	-	-	725	-	725
Corporations	1,042,986	1,832,326	1,930	116,682	4,629	2,998,553	(38,133)	2,960,420
Card receivable	20,857,764	2,447,850	1,670,848	2,647,398	487,351	28,111,211	(1,027,670)	27,083,541
	28,127,462	5,189,772	1,888,269	2,929,239	566,824	38,701,566	(1,205,777)	37,495,789
Financial assets at FVOCI								
Debt securities(*)	302,693	-	-	-	-	302,693	-	302,693
	₩ 28,430,155	5,189,772	1,888,269	2,929,239	566,824	39,004,259	(1,205,777)	37,798,482

(*) As of December 31, 2022, the allowance for expected credit loss of debt securities at fair value through other comprehensive income is ₩ 98 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method (continued)

Details of the off-balance item based on measurement method of loss allowance by internal credit rating as of December 31, 2023 and 2022 are as follows:

		2023			
		Loan commitments and other credit-related liabilities			
		Prime	**Normal**	**Impaired**	**Total**
Loan commitments and other credit-related liabilities	₩				
12-month expected credit loss	₩	87,211,403	2,089,173	-	89,300,576
Lifetime expected credit loss		1,067,682	960,999	-	2,028,681
Impaired financial asset		-	-	3,754	3,754
	₩	88,279,085	3,050,172	3,754	91,333,011

		2022			
		Loan commitments and other credit-related liabilities			
		Prime	**Normal**	**Impaired**	**Total**
Loan commitments and other credit-related liabilities	₩				
12-month expected credit loss		86,373,438	2,217,839	-	88,591,277
Lifetime expected credit loss		1,890,951	976,498	-	2,867,449
Impaired financial asset		-	-	4,098	4,098
	₩	88,264,389	3,194,337	4,098	91,462,824

In the case of individual members, based on the internal credit rating, the Group manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal. In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public section/central bank are classified as prime, while others are classified as normal.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

		2023								
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost:										
Banks	₩	549,576	-	-	-	-	12,225	-	24,621	586,422
Retail		5,914,204	946	56	158	20	552,815	7,375	146,659	6,622,233
Government/Public section/ Central bank		988	-	-	-	-	911	-	-	1,899
Corporations		3,297,329	-	-	-	-	-	-	225,977	3,523,306
Card receivable		26,495,426	10,319	362	2,241	252	26,014	39,056	20,423	26,594,093
		36,257,523	11,265	418	2,399	272	591,965	46,431	417,680	37,327,953
Securities measured at FVTPL		929,477		-	-	-	-	-	-	929,477
Securities at FVOCI		318,572		-	-	-	-	-	-	318,572
	₩	37,505,572	11,265	418	2,399	272	591,965	46,431	417,680	38,576,002
Off-balance accounts										
Loan commitments and other liabilities related credit	₩	91,121,139	35,955	1,151	11,876	876	5,214	105,559	51,241	91,333,011

		2022								
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost:										
Banks	₩	625,294	-	-	-	-	21,591	-	17,212	664,097
Retail		6,110,356	1,340	70	16	-	544,878	8,797	121,549	6,787,006
Government/Public section/ Central bank		24	-	-	-	-	701	-	-	725
Corporations		2,848,312	-	-	-	-	-	-	112,108	2,960,420
Card receivable		27,007,623	10,055	337	2,225	254	5,326	38,312	19,409	27,083,541
		36,591,609	11,395	407	2,241	254	572,496	47,109	270,278	37,495,789
Securities measured at FVTPL		380,936	-	-	-	-	-	-	-	380,936
Securities at FVOCI		302,693	-	-	-	-	-	-	-	302,693
	₩	37,275,238	11,395	407	2,241	254	572,496	47,109	270,278	38,179,418
Off-balance accounts										
Loan commitments and other liabilities related credit	₩	91,272,312	33,083	1,021	10,685	769	4,132	93,353	47,469	91,462,824

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(iv) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2023 and 2022 are as follows:

		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
						2023				
Due from banks and credit card receivables at amortized cost:										
Banks	₩	586,422	-	-	-	-	-	-	-	586,422
Retail		-	-	-	-	-	-	-	6,622,233	6,622,233
Government/ Public section/ Central bank		911	-	-	-	-	-	988	-	1,899
Corporations		852,514	292,028	396,991	179,797	193,792	9,095	1,599,089	-	3,523,306
Card receivable		76,951	274,622	279,186	70,626	41,754	12,619	938,687	24,899,648	26,594,093
		1,516,798	566,650	676,177	250,423	235,546	21,714	2,538,764	31,521,881	37,327,953
Securities measured at FVTPL		-	-	-	-	-	-	929,477	-	929,477
Securities at FVOCI		-	-	-	-	-	-	318,572	-	318,572
	₩	1,516,798	566,650	676,177	250,423	235,546	21,714	3,786,813	31,521,881	38,576,002
Off-balance accounts										
Loan commitments and other liabilities related credit		296,961	736,782	539,947	224,246	142,887	73,173	1,987,362	87,331,653	91,333,011

		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
						2022				
Due from banks and credit card receivables at amortized cost:										
Banks	₩	664,097	-	-	-	-	-	-	-	664,097
Retail		-	-	-	-	-	-	-	6,787,006	6,787,006
Government/ Public section/ Central bank		701	-	-	-	-	-	24	-	725
Corporations		542,222	355,412	359,662	208,190	175,029	8,190	1,311,715	-	2,960,420
Card receivable		64,346	274,169	255,931	45,030	45,936	19,473	1,053,766	25,324,890	27,083,541
		1,271,366	629,581	615,593	253,220	220,965	27,663	2,365,505	32,111,896	37,495,789
Securities measured at FVTPL		-	-	-	-	-	-	380,936	-	380,936
Securities at FVOCI		-	-	-	-	-	-	302,693	-	302,693
	₩	1,271,366	629,581	615,593	253,220	220,965	27,663	3,049,134	32,111,896	38,179,418
Off-balance accounts										
Loan commitments and other liabilities related credit		292,848	735,625	531,173	177,612	125,114	89,081	1,863,103	87,648,268	91,462,824

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

(v) Reflection of forward-looking information

The Group reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Group utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Group reflects the future macroeconomic situation reflecting the weights calculated by the Group in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Group estimates based on its business plan and management strategy.

The Group analyzed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the uncertain economic situation, the Group reviewed three scenarios: upside, central and downside, and reflected the final forward-looking information.

Major macroeconomic variables(*)	Correlation between credit risks
Private consumption growth rate	Negative correlation
Export Volume	Negative correlation
Import Volume	Negative correlation
Unemployment rate	Positive correlation
Consumer price index	Positive correlation
Producer price index	Positive correlation
Banchmark Interest Rate	Positive correlation
KRW/USD exchange rate	Positive correlation

(*) In addition to the above table, the forecast for Korea Stock Price Composite Index was additionally selected.

The predicted correlation between the macroeconomic variables used by the Group and the risk of default is derived based on long-term data over the past 10 years.

When estimating the default rate considering future economic prospects, the recent actual default rate is an important reference. Although various economic indicators deteriorated, the actual measurement default rate of the Group is being maintained stably.

The Group has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the weight of the upside, central, and downside scenarios is assumed to be 100% with all other assumptions held constant, the sensitivity analysis according to the impact on the Group's expected credit loss provision is as follows.

Scenarios	100% Assumption	Difference to book amount
Upside	₩ 1,456,774	₩ (80,317)
Central	1,500,823	(36,268)
Downside	1,569,511	32,420

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Group will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations. The Group manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and outflows.

The Group sets the goal of "month-end liquidity" as the liquidity level at which the Group could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio and ABS to borrowings ratio are major indices of liquidity risks monitored by the Group, defined as cautious, apprehensive, and risky. The Group has prepared contingency plans for various liquidity crises.

(i) Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2023 and 2022 are as follows: Such undiscounted contractual cash flows differ from the discounted amount included in the consolidated statements of financial position, as they include estimated interest payments.

The Group expects that there would be no significant changes in the timing of cash flows.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2023			
Assets:								
Cash and due from banks (*1)	₩	539,463	-	-	-	-	-	539,463
Credit card receivables at amortized cost and other		12,665,488	6,646,084	4,334,876	4,844,537	10,291,440	1,889,778	40,672,203
Financial assets at FVTPL		951,025	-	-	-	-	-	951,025
Financial assets at FVOCI		318,572	-	-	-	-	75,407	393,979
Other financial assets		1,137,478	10,838	4,881	10,048	48,131	-	1,211,376
	₩	15,612,026	6,656,922	4,339,757	4,854,585	10,339,571	1,965,185	43,768,046
Liabilities:								
Borrowings	₩	48,000	354,879	806,025	1,451,588	5,886,060	-	8,546,552
Debentures		823,671	1,151,147	2,045,323	3,623,330	15,152,118	336,668	23,132,257
Other financial liabilities		3,412,527	-	8,148	5,320	1,333,782	969	4,760,746
	₩	4,284,198	1,506,026	2,859,496	5,080,238	22,371,960	337,637	36,439,555
Off-balance item (*2):								
Securities purchase agreement		106,726	-	-	-	-	-	106,726
Unused credit commitments		91,226,285	-	-	-	-	-	91,226,285
	₩	91,333,011	-	-	-	-	-	91,333,011

(*1) Restricted due from banks as of December 31, 2023 are excluded.
(*2) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk (continued)

(i) Maturity analysis of non-derivative financial instruments (continued)

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2022			
Assets:								
Cash and due from banks (*1)	₩	463,814	-	-	-	-	-	463,814
Credit card receivables at amortized cost and other		12,430,741	7,253,758	4,297,465	5,491,232	10,743,066	334,958	40,551,220
Financial assets at FVTPL		389,326	-	-	-	-	-	389,326
Financial assets at FVOCI		302,693	-	-	-	-	72,778	375,471
Other financial assets		882,130	12,263	3,647	23,240	24,725	3,024	949,029
	₩	14,468,704	7,266,021	4,301,112	5,514,472	10,767,791	410,760	42,728,860
Liabilities:								
Borrowings	₩	142,973	237,705	67,343	1,382,940	7,495,522	-	9,326,483
Debentures		545,094	1,524,512	1,656,389	3,853,963	14,683,000	370,933	22,633,891
Other financial liabilities		3,233,182	14,857	31,223	53,902	599,019	3,693	3,935,876
	₩	3,921,249	1,777,074	1,754,955	5,290,805	22,777,541	374,626	35,896,250
Off-balance item (*2):								
Securities purchase agreement		104,546	-	-	-	-	-	104,546
Unused credit commitments		91,358,278	-	-	-	-	-	91,358,278
	₩	91,462,824	-	-	-	-	-	91,462,824

(*1) Restricted due from banks as of December 31, 2022 are excluded.
(*2) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk (continued)

(ii) Maturity analysis of derivative financial instruments

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2023 and 2022 are as follows:

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2023			
Net settlement cash inflow	₩	1,343	699	1,637	2,333	6,866	1,052	13,930
Gross settlement cash inflow		14,166	55,810	94,417	180,559	3,138,768	-	3,483,720
Gross settlement cash outflow		(11,409)	(11,205)	(88,939)	(171,752)	(2,951,864)	-	(3,235,169)
	₩	4,100	45,304	7,115	11,140	193,770	1,052	262,481

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2022			
Net settlement cash outflow	₩	3,024	2,612	4,824	5,376	14,489	3,887	34,212
Gross settlement cash inflow		120,502	489,512	319,513	177,729	2,806,265	-	3,913,521
Gross settlement cash outflow		(110,037)	(450,357)	(297,352)	(162,889)	(2,645,364)	-	(3,665,999)
	₩	13,489	41,767	26,985	20,216	175,390	3,887	281,734

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Group's income or the value of its holdings of financial instruments. The Group is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Group hedges 100% cash flows of foreign currency liabilities with currency rate swaps. Stock price risk is exposed only to equity securities denominated in KRW among equity securities.

The Group assesses risks of expected transactions and sets up limits to control market risks to the extent that the Group can handle. The Group assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i) Market risk management from trading positions

The Group assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Group's assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2023 and 2022 that are exposed to the respective risks:

		2023			
		Average	Maximum	Low	December 31
Interest rate risk (*)	₩	2,476	4,352	800	4,352

(*) Overseas subsidiaries were excluded from the calculation.

		2022			
		Average	Maximum	Low	December 31
Interest rate risk (*)	₩	1,784	2,401	1,650	1,801

(*) Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk (continued)

(ii) VaR and EaR management from non-trading positions

-Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Group is interest rate risk. The Group makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Group calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rate EaR is computed using interest rate repricing gap, differences between expected interest rate variation timing and target period (one year) and expected interest rate variation, and also applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. However, interest rate shock was not applied for financial assets with low sensitivity from a conservative point of view.

Interest rate VaR and EaR of non-trading positions as of December 31, 2023 and 2022 are as follows:

		2023	2022
Interest rate VaR	₩	952,836	1,249,597
Interest rate EaR		591,935	693,911

-Equity price risk and foreign exchange rate risk from non-trading positions

The Group assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Group does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk (continued)

(iii) Foreign exchange risk

The Group has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assests and liabilities as of December 31, 2023 and 2022 are as follows.

	USD		JPY		EUR		KZT		IDR		MMK		VND		KRW equivalent
	USD	KRW	JPY	KRW	EUR	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW	
Assets															
Cash	-	137	-	-			21	59	-	-	163	100	-	-	296
Deposit	-	262	-	-			8,363	23,750	3,679	308	917	563	243,018	12,929	37,812
Loans	-	-	-	-			48,324	137,239	2,698,006	225,553	15,794	9,697	10,263,112	545,998	918,487
Financial assets at FVTPL	23	29,453	-	-			-	-	-	-	-	-	-	-	29,453
Financial assets at FVOCI	23	29,338	-	-			-	-	-	-	-	-	-	-	29,338
Other financial assets	-	-	-	-			876	2,488	54,630	4,567	1,674	1,028	303,684	16,155	24,238
	46	59,190	-	-			57,584	163,536	2,756,315	230,428	18,548	11,388	10,809,814	575,082	1,039,624
Liabilities															
Debentures	(2,006)	(2,586,771)	-	-			-	-	-	-	-	-	(1,000,000)	(53,200)	(2,639,971)
Borrowings	(475)	(613,110)	(4,207)	(38,394)			(46,943)	(133,317)	(1,525,073)	(127,496)	(19,500)	(11,973)	(3,155,000)	(167,846)	(1,092,136)
Other financial liabilities	-	(16)	-	-			(419)	(1,190)	(64,365)	(5,381)	(2,720)	(1,670)	(754,426)	(40,136)	(48,393)
	(2,481)	(3,199,897)	(4,207)	(38,394)			(47,362)	(134,507)	(1,589,438)	(132,877)	(22,220)	(13,643)	(4,909,426)	(261,182)	(3,780,500)
On-balance exposure	(2,435)	(3,140,707)	(4,207)	(38,394)	-	-	10,222	29,029	1,166,877	97,551	(3,672)	(2,255)	5,900,388	313,900	(2,740,876)
Off- balance															
Derivative	2,226	2,870,712	4,200	38,332	231	330,321	-	-	-	-	-	-	-	-	3,239,365
Off-balance derivative exposure	2,226	2,870,712	4,200	38,332	231	330,321	-	-	-	-	-	-	-	-	3,239,365
Net position	(209)	(269,995)	(7)	(62)	231	330,321	10,222	29,029	1,166,877	97,551	(3,672)	(2,255)	5,900,388	313,900	498,489

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk (continued)

(iii) Foreign exchange risk (continued)

	2022												
	USD		SGD		KZT		IDR		MMK		VND		
	USD	KRW	SGD	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW	KRW equivalent
Assets													
Cash	-	88	-	-	15	42	10	1	291	175	-	-	306
Deposit	-	252	-	-	843	2,319	180,340	14,589	501	303	411,082	22,075	39,538
Loans	-	-	-	-	37,509	103,150	1,502,239	121,531	15,040	9,076	10,202,907	547,896	781,653
Financial assets at FVOCI	23	29,379	-	-	-	-	-	-	-	-	-	-	29,379
Other financial assets	7	8,238	-	-	683	1,879	46,681	3,776	1,429	862	228,805	12,287	27,042
	30	37,957	-	-	39,050	107,390	1,729,270	139,897	17,261	10,416	10,842,794	582,258	877,918
Liabilities													
Debentures	(2,204)	(2,793,129)	(278)	(261,839)	-	-	-	-	-	-	(1,000,000)	(53,700)	(3,108,668)
Borrowings	(467)	(591,829)	-	-	(30,120)	(82,830)	(1,369,858)	(110,821)	(17,000)	(10,259)	(4,105,000)	(220,439)	(1,016,178)
Other financial liabilities	-	(16)	-	-	(432)	(1,187)	(32,417)	(2,623)	(2,663)	(1,607)	(875,846)	(47,033)	(52,466)
	(2,671)	(3,384,974)	(278)	(261,839)	(30,552)	(84,017)	(1,402,275)	(113,444)	(19,663)	(11,866)	(5,980,846)	(321,172)	(4,177,312)
On-balance exposure	(2,641)	(3,347,017)	(278)	(261,839)	8,498	23,373	326,995	26,453	(2,402)	(1,450)	4,861,948	261,086	(3,299,394)
Off-balance													
Derivative	2,659	3,369,751	278	261,839	-	-	-	-	-	-	-	-	3,631,590
Off-balance derivative exposure	2,659	3,369,751	278	261,839	-	-	-	-	-	-	-	-	3,631,590
Net position	18	22,734	-	-	8,498	23,373	326,995	26,453	(2,402)	(1,450)	4,861,948	261,086	332,196

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

4. **Financial Risk Management (continued)**

(e) Capital risk management

The Group has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Group's objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Group's credit standing.

The Group operates the credit card business under the Specialized Credit Finance Business Act. Accordingly, the Group should comply with the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Group to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Group observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and the Group complied with the regulatory requirement for the adjusted equity capital ratio.

5. **Significant Estimates and Judgments**

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like past experiences and reasonably predictable future events under current conditions. Management's estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a) Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b) Allowance for doubtful accounts

(i) Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Group's management about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii) Collectively assessed loan allowance

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical methods of historical trends of the probability of default, and the loss rate at default, adjusted for management's judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical methods. In adjusting the future cash flow by historical methods, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

5. **Significant Estimates and Judgments(Continued)**

(c) Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Group has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Group has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d) Net defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e) Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Group has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

6. **Fair Value Measurement of Financial Instruments**

The Group primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or an independent third-party valuation service.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgement considering factors specified to the asset or liability.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

	Fair value measurement methods
Financial assets at FVTPL	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty's credit risk. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost as estimates of fair value.
Derivative assets Derivative liabilities	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty's credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.
Financial assets at FVOCI	In case that the market of a financial instrument is active, fair value is established at the closing quoted price at the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair values are not reliably measurable are measured at cost as an estimate of fair value. Debt instruments that do not have a guaranteed market price in an active market, measured by the valuation model of independent and professional institutes.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value (continued)

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2023 and 2022 are summarized as follows:

		2023			
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	870,365	43,443	913,808
Debt securities at FVTPL		372	198	15,099	15,669
Equity securities at FVTPL		-	-	21,548	21,548
Derivative financial assets for hedging		-	147,727	-	147,727
Equity securities at FVOCI		-	-	75,407	75,407
Debt securities at FVOCI		281,650	36,922	-	318,572
	₩	282,022	1,055,212	155,497	1,492,731
Financial liabilities					
Derivative financial liabilities for hedging	₩	-	18,978	-	18,978

		2022			
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	360,175	10,837	371,012
Debt securities at FVTPL		-	-	9,924	9,924
Equity securities at FVTPL		401	-	7,989	8,390
Derivative financial assets for hedging		-	196,596	-	196,596
Equity securities at FVOCI		-	-	72,778	72,778
Debt securities at FVOCI		266,994	35,699	-	302,693
	₩	267,395	592,470	101,528	961,393
Financial liabilities					
Derivative financial liabilities for hedging	₩	-	21,346	-	21,346

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2023 and 2022 are as follows:

| | **2023** | | | | |
	Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
Balance at January 1, 2023 ₩	10,837	9,924	7,989	72,778	101,528
Net gain on valuation of financial assets at FVTPL (*)	(1,124)	(457)	6,631	-	5,050
Net changes in the unrealized fair value of FVOCI	-	-	-	2,629	2,629
Acquisition	35,325	6,106	8,722	-	50,153
Disposal	(1,595)	(474)	(1,794)	-	(3,863)
Balance at December 31, 2023 ₩	43,443	15,099	21,548	75,407	155,497

| | **2022** | | | | |
	Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
Balance at January 1, 2023 ₩	3,659	3,803	3,686	35,525	46,673
Net gain on valuation of financial assets at FVTPL (*)	2	320	3,735	-	4,057
Net changes in the unrealized fair value of FVOCI	-	-	-	7,872	7,872
Acquisition	7,561	6,198	1,251	29,381	44,391
Disposal	(385)	(397)	(687)	-	(1,469)
Business combination	-	-	4	-	4
Balance at December 31, 2022 ₩	10,837	9,924	7,989	72,778	101,528

(*) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2023 and 2022 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

   (a) Financial instruments measured at fair value (continued)

   (iii) Changes in level 3 of the fair value hierarchy (continued)

		2023	
		Amounts recognized in profit or loss	**Recognized profit or loss from the financial instruments held as of December 31**
Net gain on financial assets at fair value through profit or loss	₩	5,050	5,050

		2022	
		Amounts recognized in profit or loss	**Recognized profit or loss from the financial instruments held as of December 31**
Net gain on financial assets at fair value through profit or loss	₩	4,057	4,057

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2023 and 2022 are as follows:

	2023				
	Valuation techniques	**Type of financial instruments**		**Carrying amount**	**Significant inputs**
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩	870,365	Interest rate
	Discounted cash flow	Debt certificates	₩	198	Discount rate
Derivative assets:	Discounted cash flow	Interest rate swap, Currency swap		147,727	Discount rate, Interest rate, exchange rate, etc.
Financial assets at FVOCI:	Option model	Debt securities		36,922	Discount rate, Interest rate, etc.
			₩	1,055,212	
Derivative liabilities:	Discounted cash flow	Interest rate swap, Currency swap	₩	18,978	Discount rate, Interest rate, exchange rate, etc.

	2022				
	Valuation techniques	**Type of financial instruments**		**Carrying amount**	**Significant inputs**
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩	360,175	Interest rate
Derivative assets:	Discounted cash flow	Interest rate swap, Currency swap		196,596	Discount rate, exchange rate, etc.
Financial assets at FVOCI:	Discounted cash flow	Debt securities		35,699	Interest rate
			₩	592,470	
Derivative liabilities:	Discounted cash flow	Interest rate swap, Currency swap	₩	21,346	Discount rate, exchange rate, etc.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(v) Valuation techniques and inputs related to level 3

Information about valuation techniques and inputs in measuring financial instruments categorized as level 3 as of December 31, 2023 and 2022 are as follows:

	Valuation techniques	Type of financial instruments	2023		Significant unobservable inputs	Range of estimates for unobservable inputs
			Carrying amount			
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩	43,443	Discount rate. Growth rate, Volatility of Interest rate	10.21%~16.38%
		Debt securities		15,099		0%
		Equity securities		21,548		0.51%~0.86%
Financial assets at FVOCI:	Discounted cash flow, etc.	Equity securities		75,407	Discount rate. Growth rate, Volatility of Beginning Asset	9.95%~17.54%, 0%, 27.84%
			₩	155,497		

	Valuation techniques	Type of financial instruments	2022		Significant unobservable inputs	Range of estimates for unobservable inputs
			Carrying amount			
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩	10,837	Asset value	-
		Debt securities		9,924		
		Equity securities		7,989		
Financial assets at FVOCI:	Discounted cash flow, etc.	Equity securities		72,778	Discount rate Growth rate	9.25%~17.98%, 0.00%
			₩	101,528		

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

   (a) Financial instruments measured at fair value (continued)

   (vi) Sensitivity to changes on unobservable inputs

   For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive.

Type of financial instrument		Favorable change	Unfavorable change
		2023	
Financial assets at FVTPL (*1)(*2)	₩	70	(55)
((55)Financial assets at FVOCI (*2)	₩	3,946	(2,962)

   (*1) Changes in fair value have been assessed by increasing or decreasing of unobservable inputs such as volatility of beginning asset and correlation coefficient by 10%.
   (*2) Changes in fair value have been assessed by increasing or decreasing unobservable inputs such as growth rate (-1%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

	Fair value measurement methods
Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.
Credit card receivables at amortized Cost and others	Fair value of credit card receivables measured at amortized cost and other is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.
Other financial assets	Fair value of other financial assets is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.
Borrowings	Fair value of borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Group's credit ratings.
Debentures	Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group's credit ratings.
Other financial liabilities	Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group's credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2022 are as follows:

			2023			
			Carrying amount			
		Balance	**Deferred loan origination costs and others**	**Allowance for doubtful accounts**	**Total**	**Fair value**
Financial assets						
Cash	₩	297	-	-	297	297
Deposits		587,226	-	-	587,226	587,226
Credit card receivables		27,766,978	(39,516)	(1,133,369)	26,594,093	27,033,843
Loans		4,546,972	34,561	(104,169)	4,477,364	4,529,990
Installment assets		3,727,074	26,987	(49,556)	3,704,505	3,696,869
Lease assets		1,984,641	(586)	(19,290)	1,964,765	1,960,616
Other assets		1,211,376	(3,510)	(28,131)	1,179,735	1,179,663
	₩	39,824,564	17,936	(1,334,515)	38,507,985	38,988,504
Financial liabilities						
Borrowings	₩	8,207,836	(245,174)	-	7,962,662	7,829,205
Debentures in won		19,030,000	(10,326)	-	19,019,674	18,975,502
Debentures in foreign currency		2,639,971	(8,893)	-	2,631,078	2,616,679
Other liabilities		4,760,480	(80,468)	-	4,680,012	4,673,413
	₩	34,638,287	(344,861)	-	34,293,426	34,094,798

			2022			
			Carrying amount			
		Balance	**Deferred loan origination costs and others**	**Allowance for doubtful accounts**	**Total**	**Fair value**
Financial assets						
Cash	₩	306	-	-	306	306
Deposits		664,622	-	-	664,622	664,622
Credit card receivables		28,157,165	(45,954)	(1,027,670)	27,083,541	27,441,994
Loans		3,811,385	41,436	(112,058)	3,740,763	3,755,823
Installment assets		4,286,136	44,766	(48,796)	4,282,106	4,200,443
Lease assets		1,742,301	(291)	(17,253)	1,724,757	1,684,006
Other assets		949,029	(1,905)	(18,498)	928,626	927,706
	₩	39,610,944	38,052	(1,224,275)	38,424,721	38,674,900
Financial liabilities						
Borrowings	₩	9,136,178	-	-	9,136,178	8,612,624
Debentures in won		18,415,000	(9,093)	-	18,405,907	17,675,091
Debentures in foreign currency		3,108,669	(11,760)	-	3,096,909	2,953,336
Other liabilities		3,935,876	(65,117)	-	3,870,759	3,834,365
	₩	34,595,723	(85,970)	-	34,509,753	33,075,416

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

		2023			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Cash	₩	297	-	-	297
Deposits		-	587,226	-	587,226
Credit card receivables		-	-	27,033,843	27,033,843
Loans		-	-	4,529,990	4,529,990
Installment assets		-	-	3,696,869	3,696,869
Lease assets		-	-	1,960,616	1,960,616
Other assets		-	-	1,179,663	1,179,663
	₩	297	587,226	38,400,981	38,988,504
Financial liabilities:					
Borrowings	₩	-	-	7,829,205	7,829,205
Debentures in won		-	-	18,975,502	18,975,502
Debentures in foreign currency		-	-	2,616,679	2,616,679
Other liabilities		-	-	4,673,413	4,673,413
	₩	-	-	34,094,799	34,094,799

		2022			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Cash	₩	306	-	-	306
Deposits			664,622	-	664,622
Credit card receivables		-	-	27,441,994	27,441,994
Loans		-	-	3,755,823	3,755,823
Installment assets		-	-	4,200,443	4,200,443
Lease assets		-	-	1,684,006	1,684,006
Other assets		-	-	927,706	927,706
	₩	306	664,622	38,009,972	38,674,900
Financial liabilities:					
Borrowings	₩	-	-	8,612,624	8,612,624
Debentures in won		-	-	17,675,091	17,675,091
Debentures in foreign currency		-	-	2,953,336	2,953,336
Other liabilities		-	-	3,834,365	3,834,365
	₩	-	-	33,075,416	33,075,416

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7. Categories of Financial Instruments

(a) The carrying amounts of the categories of financial assets as of December 31, 2023 and 2022 are summarized as follows:

		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	₩	-	587,523	-	-	587,523
Financial assets at FVTPL		951,025	-	-	-	951,025
Derivative assets		-	-	-	147,727	147,727
Credit card receivables at amortized cost and other (*)		-	36,740,727	-	-	36,740,727
Financial assets at FVOCI		-	-	393,979	-	393,979
Other financial assets		-	1,179,735	-	-	1,179,735
	₩	951,025	38,507,985	393,979	147,727	40,000,716

(*) It includes ₩1,964,765 million in financial lease receivables under Korean IFRS 1116.

		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	₩	-	664,928	-	-	664,928
Financial assets at FVTPL		389,326	-	-	-	389,326
Derivative assets		-	-	-	196,596	196,596
Credit card receivables at amortized cost and other (*)		-	36,831,167	-	-	36,831,167
Financial assets at FVOCI		-	-	375,471	-	375,471
Other financial assets		-	928,626	-	-	928,626
	₩	389,326	38,424,721	375,471	196,596	39,386,114

(*) It includes ₩1,724,757 million in financial lease receivables under Korean IFRS 1116.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7. **Categories of Financial Instruments (continued)**

(b) The carrying amounts of the categories of financial liabilities as of December 31, 2023 and 2022 are summarized as follows:

		2023		
		Financial liabilities measured at amortized cost	Derivative for hedge	Total
Derivative liabilities	₩	-	18,978	18,978
Borrowings		7,962,662	-	7,962,662
Debentures		21,650,752	-	21,650,752
Other financial liabilities (*)		4,680,012	-	4,680,012
	₩	34,293,426	18,978	34,312,404

(*) It includes ₩18,488 million in financial liabilities under Korean IFRS 1116.

		2022		
		Financial liabilities measured at amortized cost	Derivative for hedge	Total
Derivative liabilities	₩	-	21,346	21,346
Borrowings		9,136,178	-	9,136,178
Debentures		21,502,816	-	21,502,816
Other financial liabilities (*)		3,870,759	-	3,870,759
	₩	34,509,753	21,346	34,531,099

(*) It includes ₩25,654 million in financial liabilities under Korean IFRS 1116

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7.   Categories of Financial Instruments (continued)

(c)   Net gains (losses) of categories of financial instruments for the years ended December 31, 2023 and 2022 are as follows:

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
		2023								
Financial assets										
Financial assets at FVTPL	₩	1,102	-	-	-	274	-	22,428	23,804	-
Financial assets at amortized cost (*)		2,829,896	-	2,070,601	(1,275,360)	-	(889,762)	116,701	2,852,076	-
Financial assets at FVOCI		9,693	-	-	-	337	(34)	-	9,996	12,833
Derivative for hedge		-	-	-	-	-	-	69,041	69,041	(26,712)
		2,840,691	-	2,070,601	(1,275,360)	611	(889,796)	208,170	2,954,917	(13,879)
Financial liabilities										
Financial liabilities at amortized cost (*)		-	(945,393)	-	-	-	-	-	(945,393)	-
	₩	2,840,691	(945,393)	2,070,601	(1,275,360)	611	(889,796)	208,170	2,010,470	(13,879)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS 1116 'Leases'

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7. Categories of Financial Instruments (continued)

(c) Net gains (losses) of categories of financial instruments for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022							
	Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
Financial assets									
Financial assets at FVTPL ₩	-	-	-	-	35	-	19,867	19,902	-
Financial assets at amortized cost (*)	2,501,669	-	1,758,461	(1,221,388)	-	(556,691)	16,900	2,498,951	-
Financial assets at FVOCI	7,033	-	-	-	380	(74)	-	7,339	(10,984)
Derivative for hedge	-	-	-	-	-	-	191,068	191,068	(12,452)
	2,508,702	-	1,758,461	(1,221,388)	415	(556,765)	227,835	2,717,260	(23,436)
Financial liabilities									
Financial liabilities at amortized cost (*)	-	(710,697)	-	-	-	-	-	(710,697)	-
₩	2,508,702	(710,697)	1,758,461	(1,221,388)	415	(556,765)	227,835	2,006,563	(23,436)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS 1116 'Leases'

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7.   Categories of Financial Instrument (continued)

(d)   The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2023 and 2022 are as follows:

		2023			2022		
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount
Financial assets at amortized cost	₩	51,771	(10,851)	40,920	48,492	(9,581)	38,911
Financial liabilities at amortized cost		4,050	(85,208)	(81,158)	27,609	(227,312)	(199,703)
	₩	55,821	(96,059)	(40,238)	76,101	(236,893)	(160,792)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

8. Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022 are as follows:

		2023					
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received	
Financial assets:							
Derivatives	₩	147,727	-	147,727	137	-	147,590
Repurchase agreements (*)		719,990		719,990	719,990	-	-
Receivable spot exchange		-	-	-	-	-	-
Financial liabilities:							
Derivatives		18,978	-	18,978	137	-	18,841

(*) The amounts not subject to offsetting are securities that are received as collaterals for repurchase agreements.

		2022					
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received	
Financial assets:							
Derivatives	₩	196,596	-	196,596	7,469	-	189,127
Repurchase agreements (*)		385,000		385,000	385,000	-	-
Receivable spot exchange		8,238	-	8,238	8,238	-	-
Financial liabilities:							
Derivatives		21,346	-	21,346	7,469	-	13,877
Payable spot exchange		8,238	-	8,238	8,238	-	-

(*) The amounts not subject to offsetting are securities that are received as collaterals for repurchase agreements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

9. **Operating Segments**

The Group has a single reportable segment.

(a) Details of revenues by financial service type for the years ended December 31, 2023 and 2022 are as follows:

		2023				
		Credit card	**Installment finance**	**Lease (*)**	**Others**	**Total**
Interest incomes	₩	2,141,284	203,914	104,665	390,828	2,840,691
Fee and commission income		1,394,564	18,096	600,268	57,673	2,070,601
Other income		113,849	248	182	353,039	467,318

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under Korean IFRS 1116.

		2022				
		Credit card	**Installment finance**	**Lease (*)**	**Others**	**Total**
Interest incomes	₩	1,962,825	169,411	57,470	318,996	2,508,702
Fee and commission income		1,219,567	14,735	477,716	46,443	1,758,461
Other income		11,220	304	220	482,274	494,018

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under Korean IFRS 1116.

(b) Revenues from external customers for the years ended December 31, 2023 and 2022 are all attributed to the Republic of Korea, where the Group is domiciled.

(c) There is no single external customer with revenues amount to 10 percent or more of the Group's revenues for the years ended December 31, 2023 and 2022.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

10. **Cash and Due from Banks**

(a) Details of cash and due from banks as of December 31, 2023 and 2022 are as follows

		2023	2022
Cash	₩	297	306
Deposits in won:			
Deposits on demand		364,217	363,235
Current deposits		81,840	47,470
Foreign currency deposits		36,899	38,838
Time deposits		56,546	13,951
Deposit for checking accounts		31	31
Deposits on demand of SPC		46,766	200,036
Deposits on foreign currency reserve		911	701
Installment payment		6	360
Others		10	-
	₩	587,523	664,928

(b) Restricted due from banks as of December 31, 2023 and 2022 are as follows:

		2023	2022	Restrictions
Time deposits:				
Shinhan Bank	₩	5	5	Pledged as collateral for cash advances
		341	341	Performance guarantee deposit
Other deposits:		346	346	
	₩	31	31	Deposit for checking accounts
Woori Bank and others		46,766	200,036	Deposits on demand of SPC
		911	701	Deposits on foreign currency reserve
		6		Establishment of a pledge right
		47,714	200,768	
	₩	48,060	201,114	

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

11. **Financial Assets at FVTPL**

(a) Details of financial assets at FVTPL as of December 31, 2023 and 2022 are as follows and no financial assets are designated as at FVTPL.

		2023	2022
Beneficiary certificates	₩	913,808	371,012
Debt securities		15,669	9,924
Equity securities		21,548	8,390
	₩	951,025	389,326

(b) Details of gain or loss on financial assets at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Gain on valuation	₩	7,266	4,414
Loss on valuation		(1,812)	(1,133)
Gain on disposal		10,358	9,752
		(322)	-
Other income		6,938	6,834
	₩	22,428	19,867

(c) Details of dividend income on financial assets at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Dividend income recognized in assets held at the end of the reporting period			
Equity securities	₩	274	35
	₩	274	35

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. **Derivatives**

(a) Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2023 and 2022 are as follows:

		2023			2022		
		Notional amounts	Fair value		Notional amounts	Fair value	
			Assets	Liabilities		Assets	Liabilities
Currency forwarding	₩	93,194	37	-	-	-	-
Currency swap		3,141,213	134,542	18,749	3,631,590	164,998	21,346
Interest rate swap		405,700	13,148	229	1,240,000	31,598	-
	₩	3,640,107	147,727	18,978	4,871,590	196,596	21,346

(b) Gains (losses) on derivatives

Gains (losses) on derivatives for the years ended December 31, 2023 and 2022 are as follows:

		2023		2022	
		Gain (loss) on valuation	Gain (loss) on sale	Gain (loss) on valuation	Gain (loss) on sale
Fair value hedges:					
Currency forwards	₩	33	435	-	-
Cash flow hedges:					
Currency swaps		65,140	5,008	140,523	47,276
Interest rate swaps		272	(1,846)	3,334	(65)
	₩	65,445	3,597	143,857	47,211

63

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. Derivatives (continued)

(c) Gain or Losses on Hedge accounting

Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in profit or loss and other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

		2023		
		Gains (losses) on hedges recognized in other comprehensive income	**Hedge ineffectiveness recognized in profit or loss**	**From cash flow hedge reserve to profit or loss Reclassified amount**
Cash flow hedges:				
Interest rate risk	₩	(17,105)	272	(1,846)
Foreign exchange risk		(19,250)	(1,185)	71,331
	₩	(36,355)	(913)	69,485

		2022		
		Gains (losses) on hedges recognized in other comprehensive income	**Hedge ineffectiveness recognized in profit or loss**	**From cash flow hedge reserve to profit or loss Reclassified amount**
Cash flow hedges:				
Interest rate risk	₩	34,312	3,334	(65)
Foreign exchange risk		(51,295)	(2,638)	190,437
	₩	(16,983)	696	190,372

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
 For the years ended December 31, 2023 and 2022
(In millions of won)

12. Derivatives (continued)

(d) Hedging

i) Purpose and strategy of risk avoidance

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2023 and 2022 are as follows:

		2023						
		Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Cash flow hedges :								
Currency forwarding(*1)	₩	93,194	-	-	-	-	-	93,194
Currency swap (*2)		141,834	928,368	1,224,930	515,760	330,321	-	3,141,213
Interest rate swap		180,000	-	25,700	-	-	200,000	405,700
		415,028	928,368	1,250,630	515,760	330,321	200,000	3,640,107
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Average price condition- interest rate :		1.10%	-	4.00%	-	4.11%	2.52%	3.50%

(*1) The average exchange rates conditions of Currency forwarding are USD/KRW 1,322.76, JPY/KRW 9.78.

(*2) The average exchange rates conditions of Currency swap are USD/KRW 1,209.23, EUR/KRW 1,379.86.

		2022						
		Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Cash flow hedges :								
Currency swap (*)	₩	1,008,279	-	912,456	1,203,935	506,920	-	3,631,590
Interest rate swap		860,000	180,000	-	-	-	200,000	1,240,000
		1,868,279	180,000	912,456	1,203,935	506,920	200,000	4,871,590
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Average price condition- interest rate :		1.82%	1.10%	-	4.02%	-	2.52%	2.53%

(*) The average exchange rates conditions of Currency swap are USD/KRW 1,207.43, SGD/KRW 859.87.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income.

ⓐ The effect that hedge instruments have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2023 and 2022 are as follows:

		2023		
	Nominal amount	**Carrying amount of asset**	**Carrying amount of liabilities**	**Changes in fair value in the period**
Cash flow hedge				
Interest rate swap	405,700	13,148	229	(10,962)
Currency forwarding	93,194	37	-	37
Currency swap	3,141,213	134,542	18,749	28,640
₩	3,640,107	147,727	18,978	17,715

		2022		
	Nominal amount	**Carrying amount of asset**	**Carrying amount of liabilities**	**Changes in fair value in the period**
Cash flow hedge				
Interest rate swap	1,240,000	31,598		33,634
Currency swap	3,631,590	164,998	21,346	90,756
₩	4,871,590	196,596	21,346	124,390

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. **Derivatives (continued)**

(d) Hedging (continued)

iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income. (continued)

ⓑ The effect that hedged items have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Borrowings and debentures in Won	₩	405,484	(11,240)	12,391
Borrowings and debentures in foreign currency		2,989,291	27,482	(63,247)
	₩	3,394,776	16,242	(50,856)

		2022		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Borrowings and debentures in Won	₩	1,239,605	33,236	21,680
Borrowings and debentures in foreign currency		3,620,014	89,613	(32,406)
	₩	4,859,619	122,849	(10,726)

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Recognized in other comprehensive income	₩	33,131	173,389
Reclassified from equity to profit or loss		(69,485)	(190,372)
Deferred tax effect		9,642	4,531
Changes in accumulated other comprehensive income(loss), net	₩	(26,712)	(12,452)

(e) The Group's risk exposure directly affected by interest rate benchmark reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate index reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate index are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate index that are based on the hedged item do not change due to the effect of the interest rate index reform.

The carrying amount of hedged item and the nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of December 31, 2023 is as follows:

		2023	
		Notional amounts of hedging instruments	**The book value of hedged liabilities**
KRW 3M CD (*)	₩	405,700	405,484
EURIBOR 1M		330,321	329,760

(*) The notional amounts of hedging instrument for CMS interest rate, which is determined based on CD rate, are included.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others

(a) Details of credit card receivables at amortized cost and others as of December 31, 2023 and 2022 are as follows:

		2023	2022
Credit card receivables:			
Lump-sum purchases	₩	8,324,527	7,969,699
Installment purchases		7,121,696	7,831,379
Cash advances		1,508,451	1,704,498
Revolving cash advances		75,853	88,869
Revolving purchases		2,610,681	2,623,203
Card loans		7,753,542	7,630,672
Restructured loans		372,228	308,382
Purchasing card		-	463
Less: Allowance for doubtful accounts		(1,133,369)	(1,027,670)
Present value discount account		(14,577)	(18,264)
Deferred loan origination fees		(24,939)	(27,690)
		26,594,093	27,083,541
Loans:			
General loans		3,643,142	3,192,297
Bonds purchased under repurchase agreements		719,990	385,000
Factoring receivables		183,448	113,584
Commercial paper		-	120,000
Others		392	504
Less: Allowance for doubtful accounts		(104,169)	(112,058)
Add : Present value premium		22	153
Add: Deferred loan origination costs		34,539	41,283
		4,477,364	3,740,763
Installment financing assets:			
Installment for cars		3,697,802	4,249,280
Installment for others		29,272	36,856
Less: Allowance for doubtful accounts		(49,556)	(48,796)
Less: Present value discount account		(28)	(110)
Add: Deferred loan origination costs		27,015	44,876
		3,704,505	4,282,106
Lease assets:			
Financing lease receivables		1,984,430	1,742,202
Cancelled financing lease receivables		211	99
Less: Allowance for doubtful accounts		(19,290)	(17,253)
Add : Present value premium		110	422
Less: Deferred loan origination fees		(696)	(713)
		1,964,765	1,724,757
	₩	36,740,727	36,831,167

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(b) Changes in the gross carrying amount of credit card receivables at amortized cost and others for the years ended December 31, 2023 and 2022 are as follows:

		2023			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	32,652,612	4,817,508	566,824	38,036,944
Reclassified to 12 month expected credit losses		564,837	(559,815)	(5,022)	-
Reclassified to lifetime expected credit losses		(1,376,736)	1,379,062	(2,326)	-
Reclassified to credit-impaired financial assets		(119,036)	(65,562)	184,598	-
Executed (Collected)		871,143	(849,703)	966,580	988,020
Write-offs		-	-	(977,853)	(977,853)
Ending balance		32,592,820	4,721,489	732,801	38,047,110
Allowance for doubtful accounts		(297,202)	(499,418)	(509,763)	(1,306,383)
Net carrying amount	₩	32,295,618	4,222,071	223,038	36,740,727

		2022			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	29,714,478	4,577,855	511,766	34,804,099
Reclassified to 12 month expected credit losses		534,895	(534,080)	(815)	-
Reclassified to lifetime expected credit losses		(981,688)	982,753	(1,065)	-
Reclassified to credit-impaired financial assets		(141,794)	(172,958)	314,752	-
Executed (Collected)		3,526,721	(36,062)	387,134	3,877,793
Write-offs		-	-	(644,948)	(644,948)
Ending balance		32,652,612	4,817,508	566,824	38,036,944
Allowance for doubtful accounts		(281,434)	(511,576)	(412,767)	(1,205,777)
Net carrying amount	₩	32,371,178	4,305,932	154,057	36,831,167

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

13. **Credit Card Receivables at Amortized Cost and Others (continued)**

(c) Changes in allowance for credit card receivables at amortized cost and others for the years ended December 31, 2023 and 2022 are as follows:

		2023			
Classification(*)		**12 month expected credit losses**	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	281,434	511,576	412,767	1,205,777
Reclassified to 12 month expected credit losses		28,692	(28,631)	(61)	-
Reclassified to lifetime expected credit losses		(26,975)	28,033	(1,058)	-
Reclassified to credit-impaired financial assets		(6,431)	(14,525)	20,956	-
Provision(*)		20,482	2,965	1,047,668	1,071,115
Write-offs		-	-	(977,853)	(977,853)
Unwinding effect		-	-	7,344	7,344
Ending balance	₩	297,202	499,418	509,763	1,306,383

(*) Provision has been increased in response to the future economic recession. The Group recognized additional provision amounting to ₩58,866 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2023.

		2022			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	270,548	432,720	345,654	1,048,922
Reclassified to 12 month expected credit losses		28,721	(28,397)	(324)	-
Reclassified to lifetime expected credit losses		(17,624)	18,215	(591)	-
Reclassified to credit-impaired financial assets		(1,224)	(2,312)	3,536	-
Provision(*)		1,013	91,350	702,133	794,496
Write-offs		-	-	(644,948)	(644,948)
Unwinding effect		-	-	7,307	7,307
Ending balance	₩	281,434	511,576	412,767	1,205,777

(*) Provision has been increased in response to the future economic recession. The Group recognized provision amounting to ₩48,486 million by re-estimating the expected default rate in reflection of the modified forward-looking information as of December 31, 2022.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2023 and 2022 are as follows:

		2023		
		Total investment	Unrealized interest income	Present value of minimum lease payment
Less than one year	₩	857,925	93,500	764,425
One year to two years		439,884	28,045	411,839
Two years to three years		359,653	19,190	340,463
Three years to four years		324,092	6,141	317,951
Four years to five years		155,536	6,398	149,138
Over five years		938	3	935
	₩	2,138,028	153,277	1,984,751

		2022		
		Total investment	Unrealized interest income	Present value of minimum lease payment
Less than one year	₩	586,109	77,697	508,412
One year to two years		429,719	53,958	375,761
Two years to three years		359,075	36,011	323,064
Three years to four years		312,012	20,816	291,196
Four years to five years		250,567	7,415	243,152
Over five years		1,142	4	1,138
	₩	1,938,624	195,901	1,742,723

(e) Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	57,756	38,829
Increase		18,078	46,966
Decrease		(39,903)	(28,039)
Others		(12)	
Ending balance	₩	35,919	57,756

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

14. Lease Assets

(a) Details of lease assets as of December 31, 2023 and 2022 are as follows:

		2023			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	2,886,196	1,782	3,878	2,891,856
Accumulated depreciation		(808,974)	(121)	-	(809,095)
Carrying amount	₩	2,077,222	1,661	3,878	2,082,761

		2022			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	2,493,106	2,406	11,709	2,507,221
Accumulated depreciation		(562,454)	(117)	-	(562,571)
Carrying amount	₩	1,930,652	2,289	11,709	1,944,650

(b) Future minimum lease payments as lessor under lease assets as of December 31, 2023 and 2022 are as follows:

		2023	2022
Less than one year	₩	575,487	507,042
One year to two years		459,930	434,258
Two years to three years		320,318	316,642
Three years to four years		177,796	185,739
Four years to five years		55,452	69,167
Over five years		452	340
	₩	1,589,435	1,513,188

(c) Changes in operating lease assets for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	1,930,824	1,393,850
Acquisition		763,778	1,017,230
Disposal		(172,145)	(128,950)
Depreciation		(445,185)	(351,306)
Ending balance	₩	2,077,272	1,930,824

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

15. **Right-to-use Asset and Lease Liabilities**

(a) Changes in right-of-use assets included in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

		2023		2022	
		Buildings	**Others**	**Buildings**	**Others**
Beginning balance	₩	27,291	170	26,973	-
Business combination		-	-	499	467
Acquisition		26,609	-	17,125	5
Disposal		(14,018)	(2)	(1,913)	-
Depreciation		(19,158)	(123)	(15,296)	(70)
Others		(410)	4	(97)	(232)
Ending balance	₩	20,314	49	27,291	170

(b) Changes in lease liabilities included in other liabilities for the years ended December 31, 2023 and 2022, are as follows:

		2023		2022	
		Buildings	**Others**	**Buildings**	**Others**
Beginning balance	₩	25,493	161	25,801	-
Business combination		-	-	402	442
Acquisition		21,323	-	14,256	5
Payments		(15,266)	(129)	(13,379)	(74)
Termination		(14,359)	-	(1,763)	-
Interest expense		1,160	4	839	3
Others		101	-	(663)	(215)
Ending balance	₩	18,452	36	25,493	161

(c) Details of maturity of lease liabilities as of December 31, 2023 and 2022 are as follows:

		2023						
Classification		**Less than 1 month**	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**Over 5 years**	**Total(*)**
Buildings	₩	1,363	2,140	2,688	4,645	8,345	10	19,191
Others		11	21	22	-	-	-	54
Total(*)	₩	1,374	2,161	2,710	4,645	8,345	10	19,245

(*) The amounts are before deduction of Present Value Discounts.

		2022						
Classification		**Less than 1 month**	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**Over 5 years**	**Total(*)**
Buildings	₩	1,447	1,929	2,741	4,132	14,253	2,477	26,979
Others		12	23	32	65	54	-	186
Total(*)	₩	1,459	1,952	2,773	4,197	14,307	2,477	27,165

(*) The amounts are before deduction of Present Value Discounts.

(d) The amount of payments for leases of low-value assets are ₩1,230 million and ₩886 million for the years ended December 31, 2023 and 2022, respectively. There are no payments on short-term leases for the years ended December 31, 2023 and 2022.

(e) The amount of total cash outflow from leases recognized on the consolidated statements of cash flows are ₩16,625 million and ₩14,339 million, and the amount recognized as interest expenses are ₩1,164 million and ₩842 million for the years ended December 31, 2023 and 2022, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

16. **Financial Assets at FVOCI**

(a) Details of financial assets at FVOCI as of December 31, 2023 and 2022 are as follows:

		2023	2022
Financial Assets at FVOCI	₩	393,979	375,471

(b) The fair value of Financial assets at FVOCI investing in equity instruments as of December 31, 2023 and 2022 are as follows:

		2023	2022
Debt securities:			
Government bonds	₩	281,650	266,994
Corporation bonds and others		36,922	35,699
Equity securities (*):			
Debt securities		75,407	72,778
	₩	393,979	375,471

(*) The equity securities were exercised at the FVOCI option for the strategic purpose of holding long term for the Group strategic purposes.

(c) Details of dividend income of financial assets at FVOCI for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Dividend income recognized in assets held at the end of the reporting period:			
Equity securities	₩	337	380

(d) Changes of financial assets at FVOCI for the years ended December 31, 2023 and 2022 are as follows:

		2023		2022	
		Debt securities	Equity securities	Debt securities	Equity securities
Beginning balance	₩	302,693	72,778	161,494	35,525
Acquisition		-	-	163,513	29,381
Disposal		-	-	-	-
Changes in fair value (other comprehensive income)		14,794	2,629	(23,154)	7,872
Changes in fair value (profit or loss)		1,085	-	840	-
Ending balance	₩	318,572	75,407	302,693	72,778

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

16. Financial Assets at FVOCI (continued)

(e) Changes in carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		12-month expected credit loss	**Life time expected credit loss**	**Total**
Beginning balance	₩	302,693	-	302,693
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		-	-	-
Others (*)		15,879	-	15,879
Ending balance	₩	318,572	-	318,572

(*) Included the effects from amortization and fair value adjustments

		2022		
		12-month expected credit loss	**Life time expected credit loss**	**Total**
Beginning balance	₩	161,494	-	161,494
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		163,513	-	163,513
Others (*)		(22,314)	-	(22,314)
Ending balance	₩	302,693	-	302,693

(*) Included the effects from amortization and fair value adjustments

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

16. **Financial Assets at FVOCI (continued)**

(f) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	98	-	98
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provisions		34	-	34
Ending balance	₩	132	-	132

		2022		
		12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	24	-	24
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provisions		74	-	74
Ending balance	₩	98	-	98

(g) There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2023 and 2022.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

17. Property and Equipment

(a) Details of property and equipment as of December 31, 2023 and 2022 are as follows:

		2023				
		Land	Buildings	Others	Right-of-use assets	Total
Acquisition cost	₩	432,770	87,034	400,839	56,180	976,823
Accumulated depreciation		-	(10,011)	(292,302)	(35,816)	(338,129)
Ending balance	₩	432,770	77,023	108,537	20,364	638,694

		2022				
		Land	Buildings	Others	Right-of-use assets	Total
Acquisition cost	₩	432,770	89,401	395,372	59,413	976,956
Accumulated depreciation		-	(7,820)	(290,629)	(31,952)	(330,401)
Ending balance	₩	432,770	81,581	104,743	27,461	646,555

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		2023				
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	₩	432,770	81,581	104,743	27,461	646,555
Business combination		-	-	-	-	-
Acquisition		-	-	32,022	26,609	58,631
Disposal		-	-	(682)	(14,016)	(14,698)
Reclassification			(2,231)	2,466	-	235
Depreciation			(2,327)	(31,467)	(19,280)	(53,074)
Others		-	-	1,455	(410)	1,045
Ending balance	₩	432,770	77,023	108,537	20,364	638,694

		2022				
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	₩	445,734	84,329	89,837	26,973	646,873
Business combination		-	-	546	966	1,512
Acquisition		-	-	33,717	17,130	50,847
Disposal		(12,964)	(404)	(1,027)	(1,913)	(16,308)
Reclassification		-	-	6,551		6,551
Depreciation		-	(2,344)	(29,001)	(15,366)	(46,711)
Others		-	-	4,120	(329)	3,791
Ending balance	₩	432,770	81,581	104,743	27,461	646,555

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

17. Property and Equipment(Continued)

(c) Insured assets

Details of insured assets as of December 31, 2023 are as follows:

Type of insurance	Assets covered	Insurance company	Amount covered
Property all risks policy	Buildings, etc.	DB Life Insurance Co., Ltd.	₩ 112,581
Business interruption policy			27,160
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	52,049
Fire insurance policy	Buildings, etc.	Hanwha General Insurance Co., Ltd	18,760

In addition, the Group maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18. Intangible Assets

(a) Details of intangible assets as of December 31, 2023 and 2022, are as follows:

		2023			
	Club memberships	Development cost	Goodwill	Others	Total
Acquisition cost	₩ 18,431	161,256	118,267	48,355	346,309
Accumulated amortization	-	(84,320)	-	(40,067)	(124,387)
Impairment losses	(905)	(336)	-	-	(1,241)
Ending balance	₩ 17,526	76,600	118,267	8,288	220,681

		2022			
	Club memberships	Development cost	Goodwill	Others	Total
Acquisition cost	₩ 17,737	137,820	119,379	44,526	319,462
Accumulated amortization	-	(66,009)	-	(38,127)	(104,136)
Impairment losses	(905)	(336)	-	-	(1,241)
Ending balance	₩ 16,832	71,475	119,379	6,399	214,085

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

18. Intangible Assets (continued)

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows, and amortization is included in general administrative expenses.

		2023				
		Club memberships	Development cost	Goodwill	Others	Total
Beginning balance	₩	16,832	71,475	119,379	6,399	214,085
Business combination		-	-	-	-	-
Acquisition		1,480	28,505	-	1,608	31,593
Disposal		(786)	(599)	-	-	(1,385)
Reclassification			(5,291)	-	2,876	(2,415)
Amortization			(18,311)	-	(1,940)	(20,251)
Impairment losses		(2)	-	-	-	(2)
Reversal of impairment losses		2	-	-	-	2
Others		-	853	(1,112)	(654)	(913)
Ending balance	₩	17,526	76,632	118,267	8,289	220,714

		2022				
		Club memberships	Development cost	Goodwill	Others	Total
Beginning balance	₩	16,264	59,709	107,152	7,150	190,275
Business combination		787	-	-	1,284	2,071
Acquisition		544	33,254	-	737	34,535
Disposal		(705)	-	-	-	(705)
Reclassification			(6,337)	-	-	(6,337)
Amortization			(15,146)	-	(2,085)	(17,231)
Impairment losses		(59)	-	-	-	(59)
Reversal of impairment losses		1	-	-	-	1
Others		-	(5)	12,227	(687)	11,535
Ending balance	₩	16,832	71,475	119,379	6,399	214,085

(c) Goodwill

(i) Details of goodwill distributed to each cash-generating unit as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Shinhan Vietnam Finance Co., Ltd.	₩	118,267	119,379

(ii) Impairment testing

The recoverable amount of all cash-generating units required for impairment testing was based on value in use. When assessing recoverable amount based on value in use, DCF was applied among traditional approaches, taking into account the characteristics of financial institutions.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

18. Intangible Assets (continued)

(c) Goodwill (continued)

① Evaluation base date and forecast period

The evaluation base date for evaluating recoverable amount is June 30, 2023. When evaluating the value of use, the forecast period was 5.5 years (July 2023 to December 2028) considering the synergy effect after the acquisition, and the value after the forecast period was reflected using permanent value.

② Key Assumptions

The expected future cash flows of the cash-generating unit considered the growth rate of the Consumer Price Index (CPI), market size and share of the Group, and the main financial assumptions applied during the forecast period is as follows:

		The growth of net interest income	The growth of net fee income	The growth of General Administrative Expenses	The growth of net income
Shinhan Vietnam Finance Co., Ltd.	%	9.60	10.56	8.89	16.00

The discount rate was applied by calculating the shareholder's required return and equity cost, and the equity cost was calculated using the Group's systematic risk in the market risk premium paid in return for the risk along with the risk-free interest rate. The permanent growth rate was estimated based on the inflation rate and did not exceed the expected long-term average growth rate of the relevant industry report.

		The discount rates	The permanent growth rate
Shinhan Vietnam Finance Co., Ltd.	%	14.00	2

The recoverable amount and the carrying amount of the cash-generating unit holding goodwill as of the valuation basis date is as follows:

		Shinhan Vietnam Finance Co., Ltd.
Recoverable amount	₩	302,359
Carrying amount		250,517
		51,842

The assessment of impairment on the goodwill reveals that the book value of the cash-generating unit to which the goodwill are allocated is not expected to exceed the recoverable amount.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

19. **Investments in associates**

(a) Details of investments in associates as of December 31, 2023 and 2022 are as follows:

Name of associates	Location	Closing month	Ownership	
			December 31, 2023	December 31, 2022
Wave Technology	Korea	December	49.00%	49%
One Shinhan Connect Fund 1	Korea	December	30.00%	30%
One Shinhan Connect Fund 2	Korea	December	25.00%	25%
Shinhan hyper connect venture fund 1 (*)	Korea	December	25.00%	-

(*) It is newly acquired for the year ended December 31, 2023.

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows:

2023

Name of associates		Acquisition cost	Beginning balance	Acquisition	Disposal (*)	Share of profit (loss) of associates	Ending balance
Wave Technology	₩	500	445	-	-	37	482
One Shinhan Connect Fund 1(*)		70,729	77,509	-	(208)	(2,247)	75,054
One Shinhan Connect Fund 2(*)		6,653	10,738	-	(4,598)	(284)	5,856
Shinhan hyper connect venture fund 1		11,400	-	11,400	-	(336)	11,064
		89,282	88,692	11,400	(4,806)	(2,830)	92,456

(*) This is the amount of principal distribution received from One Shinhan Connect Fund 1 and 2 for the year ended December 31, 2023.

2022

Name of associates		Acquisition cost	Beginning balance	Acquisition	Disposal (*)	Share of profit (loss) of associates	Ending balance
Wave Technology	₩	500	451	-	-	(6)	445
One Shinhan Connect Fund 1		70,937	70,940	11,100	(12,163)	7,632	77,509
One Shinhan Connect Fund 2		11,250	-	11,250	-	(512)	10,738
		82,687	71,391	22,350	(12,163)	7,114	88,692

(*) This is the amount of principal distribution received from One Shinhan Connect Fund 1 for the year ended December 31, 2022.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

19. Investments in associates (continued)

(c) Condensed financial statements of associates for the years ended December 31, 2023 and 2022 are as follows:

Name of associates		Total assets	Total liabilities	Total equity	Profit (loss) for the quarter	Total comprehensive income (loss)
Wave Technology	₩	486	24	462	75	75
One Shinhan Connect Fund 1		250,194	13	250,181	(7,490)	(7,490)
One Shinhan Connect Fund 2		23,425	3	23,422	(1,141)	(1,141)
Shinhan hyper connect venture fund 1		44,936	679	44,257	(1,343)	(1,343)

Name of associates		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Wave Technology	₩	483	95	388	(13)	(13)
One Shinhan Connect Fund 1		258,363	-	258,363	25,439	25,439
One Shinhan Connect Fund 2		42,953	-	42,953	(2,047)	(2,047)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows:

2023

Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
Wave Technology(*)	₩	462	49%	227	-	255	482
One Shinhan Connect Fund 1		250,181	30%	75,054	-	-	75,054
One Shinhan Connect Fund 2		23,422	25%	5,856	-	-	5,856
Shinhan hyper connect venture fund 1		44,257	25%	11,064	-	-	11,064

(*) Other represents the adjustments of fair value when acquired.

2022

Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
Wave Technology(*)	₩	388	49%	190	-	255	445
One Shinhan Connect Fund 1		258,363	30%	77,509	-	-	77,509
One Shinhan Connect Fund 2		42,953	25%	10,738	-	-	10,738

(*) Other represents the adjustments of fair value when acquired.

(e) There is no unrecognized equity loss amount and no cumulative unrecognized equity loss amount as a result of discontinuing the use of the equity method.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

20. Investment Properties

(a) Investment properties as of December 31, 2023 and 2022 are as follows:

		2023	2022
Acquisition cost	₩	51,225	48,857
Accumulated depreciation		(4,282)	(2,898)
Ending balance	₩	46,943	45,959

(b) Changes in investment properties for the years ended December 31, 2023 and 2022 are as follows:

Building:		2023	2022
Beginning balance	₩	45,959	47,201
Reclassification		2,231	-
Amortization		(1,247)	(1,242)
Ending balance	₩	46,943	45,959

(c) Rental revenue from operating leases arising from investment property during the years ended December 31, 2023 and 2022 are ₩ 12,129 million and ₩ 12,145 million, and management expenses directly related to investment property (including maintenance costs) are ₩ 5,013 million and ₩ 4,395 million.

(d) As of December 31, 2023 and 2022, the fair value of the investment property are ₩ 63,604 million and ₩ 59,983 million, and the fair value assessment corresponds to Level 3 in the fair value hierarchy, as it reflects recent market transaction prices based on conditions from independent third-party transactions and incorporates significant unobservable input variables not observable in the market.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

21. **Other Assets**

(a) Details of other assets as of December 31, 2023 and 2022 are as follows:

		2023	2022
Security deposits paid	₩	88,179	81,115
Present value discount account		(3,510)	(1,905)
Accounts receivable		800,083	659,372
Allowance for doubtful accounts		(12,541)	(5,679)
Accrued income		321,593	207,225
Allowance for doubtful accounts		(15,590)	(12,819)
Advance payments		119,521	113,930
Prepaid expenses		51,247	410,271
Others(*)		14,121	18,022
	₩	1,363,103	1,469,532

(*) Includes reinsurance asset of ₩3,194 million and ₩3,095 million as of December 31, 2023 and 2022, which are classified in accordance with Korean IFRS 1117.

(b) Changes in allowance for other assets for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	18,498	16,228
Provision		35,713	22,326
Write-offs		(26,080)	(20,087)
Business combination		-	31
Ending balance	₩	28,131	18,498

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

22. Borrowings

Details of borrowings as of December 31, 2023 and 2022 are as follows

	Interest rate (%)		2023	Interest rate (%)		2022
Borrowings denominated in Korean KRW:						
Others	1.41~5.27	₩	7,115,700	1.24~6.22	₩	8,120,000
Borrowings Discount		₩	(245,174)			-
			6,870,526			8,120,000
Borrowings denominated in foreign currencies:						
Others	1.20~17.75		1,092,136	1.53~21.20		1,016,178
		₩	7,962,662		₩	9,136,178

23. Debentures

Details of debentures as of December 31, 2023 and 2022 are as follows:

	Interest rate (%)		2023	Interest rate (%)		2022
Debt securities issued in KRW:						
Debt securities issued	1.16~6.54	₩	19,030,000	1.10~6.54	₩	18,415,000
Discount on debt securities issued			(10,327)			(9,093)
			19,019,673			18,405,907
Debt securities issued in foreign currencies:						
Debt securities issued	1.11~6.95		2,639,971	1.11~7.59		3,108,669
Discount on debt securities issued			(8,892)			(11,760)
			2,631,079			3,096,909
		₩	21,650,752		₩	21,502,816

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

24. Defined benefit obligations

The Group operates defined benefit pension plans. The level of benefits provided depends on employees' length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a) Defined benefit plan assets and liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Present value of defined benefit obligations	₩	323,670	285,061
Fair value of plan assets (*1)		(326,754)	(321,842)
Net defined benefit liabilities (assets) (*2)	₩	(3,084)	(36,781)

(*1) The fair value of plan assets as of December 31, 2023 and 2022 includes the existing Contribution to National Pension Plan of ₩280 million and ₩332 million.

(*2) As of the end of the current period, ₩3,084 million in asset recognition under the defined benefit plan ₩3,480 million in net defined benefit assets minus ₩396 million in net defined benefit liabilities, and ₩36,781 million in asset recognition under the defined benefit plan as of the end of the previous term is ₩36,988 million in net defined benefit assets minus ₩207 million in net defined benefit liabilities.

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Defined benefit obligations	Plan assets	Net defined benefit liabilities
Beginning balance	₩	285,061	(321,842)	(36,781)
Recognized in profit or loss as incurred:				
Current service cost		17,673	-	17,673
Interest expense (income)		15,578	(17,638)	(2,060)
		33,251	(17,638)	15,613
Recognized in other comprehensive income:				
Remeasurement loss				
- Actuarial losses				
Demographic assumptions		-	-	-
Financial assumptions		21,237	-	21,237
Experience adjustments		6,118	-	6,118
- Return on plan assets		-	2,437	2,437
		27,355	2,437	29,792
Others:				
Contributions paid into the plan		-	(10,934)	(10,934)
Benefits paid by the plan		(21,664)	21,223	(441)
Others (*)		(339)	-	(339)
Exchange rate differences		6		6
		(21,997)	10,289	(11,708)
Ending balance	₩	323,670	(326,754)	(3,084)

(*) Transfer from/to related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

24. Defined benefit obligations (continued)

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2023 and 2022 are as follows, continued:

		2022		
		Defined benefit obligations	**Plan assets**	**Net defined benefit liabilities**
Beginning balance	₩	322,692	(286,783)	35,909
Recognized in profit or loss as incurred:				
Current service cost		20,104	-	20,104
Interest expense (income)		9,963	(8,998)	965
		30,067	(8,998)	21,069
Recognized in other comprehensive income:				
Remeasurement loss				
- Actuarial losses				
Demographic assumptions		79	-	79
Financial assumptions		(40,650)	-	(40,650)
Experience adjustments		(5,857)	-	(5,857)
- Return on plan assets		-	3,779	3,779
		(46,428)	3,779	(42,649)
Others:				
Contributions paid into the plan		-	(58,996)	(58,996)
Benefits paid by the plan		(26,270)	33,626	7,356
Others (*)		617	-	617
Exchange rate differences		10	-	10
Business combination		4,373	(4,470)	(97)
		(21,270)	(29,840)	(51,110)
Ending balance	₩	285,061	(321,842)	(36,781)

(*) Transfer from/to related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

24. **Defined benefit obligations (continued)**

(c) Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2023 and 2022 are as follows:

		2023	2022
		Amounts	**Amounts**
Time deposit	₩	326,475	321,510
Others		280	332
Fair value of plan assets	₩	326,755	321,842

(d) Actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	2023	**2022**
Discount rate (AA0)	4.70%	5.62%
Future salary increasing rate	2.80%+step-up rate	2.50%+ step-up rate
Weighted average maturity	6.90 years	6.75 years

(e) Sensitivity analysis

As of December 31, 2023, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		2023	
		Defined benefit obligation	
		Increase	**Decrease**
Discount rate (1%p movement)	₩	(20,605)	22,258
Future salary increase rate (1%p movement)		22,474	(21,161)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f) Effects of defined benefit plans on future cash flows

The Group reviews the level of accumulation of funds every year, and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2023 (the next annual reporting period) is ₩ 19,600 million.

The weighted average maturity of the defined benefit obligation as of December 31, 2023 and 2022 are 6.90 years and 6.75 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2023 and 2022 are as follows:

		2023					
		Less than 1 year	**1~2 years**	**2~5 years**	**5 ~ 10 years**	**over 10years**	**Total**
Benefits paid by the plan	₩	14,809	21,851	84,883	200,392	135,878	457,813

		2022					
		Less than 1 year	**1~2 years**	**2~5 years**	**5 ~ 10 years**	**over 10years**	**Total**
Benefits paid by the plan	₩	14,903	21,008	78,238	144,062	167,175	425,386

(g) The amounts recognized as expenses for defined contribution plans are ₩4,649 million and ₩3,654 million for the years ended December 31, 2023 and 2022, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

25. Provisions

(a) Changes of provisions for the years ended December 31, 2023 and 2022 are as follows:

		2023				
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total
Beginning balance	₩	4,240	208,417	5,073	22,330	240,060
Provision		(70)	(5,841)	(1,184)	38,442	31,347
Payment		(194)	-	(337)	(36,730)	(37,261)
Others (*)		-	-	20	-	20
Ending balance	₩	3,976	202,576	3,572	24,042	234,166

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

		2022				
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total
Beginning balance	₩	264	204,917	5,020	11,169	221,370
Provision		516	3,500	158	33,115	37,289
Payment		(68)	-	(125)	(22,058)	(22,251)
Others (*)		-	-	20	-	20
Business combination		3,528	-	-	104	3,632
Ending balance	₩	4,240	208,417	5,073	22,330	240,060

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

(b) Details of allowance for unused credit commitments as of December 31, 2023 and 2022 are as follows:

		2023	2022
Unused credit commitments	₩	91,226,285	91,358,278
Allowance		202,576	208,417
Ratio (%)		0.22	0.23

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

25. Provisions (continued)

(c) Changes in unused credit commitments for the years ended December 31, 2023 and 2022 are as follows:

		2023			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	90,806	115,837	1,774	208,417
12 month expected credit losses substitution		59,758	(59,598)	(160)	-
Lifetime expected credit losses substitution		(8,761)	8,794	(33)	-
Credit-impaired financial assets substitution		(499)	(1,842)	2,341	-
Provision (reversal) (*)		(36,787)	33,168	(2,222)	(5,841)
Ending balance	₩	104,517	96,359	1,700	202,576

(*) The provision of unused credit commitments for additional allocation is included to respond to future economic outlook. The Group has made an additional provision of ₩ 15,530 million for unused credit commitments through a re-estimation of the forecast default rate, taking into account updated forward-looking information as of December 31, 2023.

		2022			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	79,592	123,710	1,615	204,917
12 month expected credit losses substitution		63,630	(63,351)	(279)	-
Lifetime expected credit losses substitution		(7,664)	7,697	(33)	-
Credit-impaired financial assets substitution		(270)	(1,179)	1,449	-
Provision (reversal) (*)		(44,482)	48,960	(978)	3,500
Ending balance	₩	90,806	115,837	1,774	208,417

(*) The provision of unused credit commitments for additional allocation is included to respond to future economic outlook. The Group has made an additional provision of ₩ 19,583 million for unused credit commitments through a re-estimation of the forecast default rate, taking into account updated forward-looking information as of December 31, 2022.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

26. Other Liabilities

(a) Details of other liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Accounts payable	₩	2,656,131	2,118,717
Accrued expenses		302,861	293,337
Advances from customers		148,641	133,613
Unearned revenue		195,142	177,614
Withholdings		524,841	441,951
Security deposits received		870,359	694,550
Present value discount account		(79,712)	(63,606)
Advances of gift card and others		433,538	415,510
Lease liabilities		19,245	27,165
Present value discount account		(756)	(1,511)
Others (*)		342,146	373,070
	₩	5,412,436	4,610,410

(*) Includes point liabilities of ₩294,903 million and ₩323,836 million as of December 31, 2023 and 2022 respectively, which are classified in accordance with Korean IFRS 1115 and includes insurance liabilities of ₩3,194 million and ₩3,095 million as of December 31, 2023 and 2022, which are classified in accordance with Korean IFRS 1117.

(b) Details of insurance liabilities and reinsurance assets as of December 31, 2023 and 2022 are as follows

		2023	
		Insurance Liabilities	**Reinsurance Assets**
Debt Cancellation & Debt Suspension	₩	3,194	3,194

		2022	
		Insurance Liabilities	**Reinsurance Assets**
Debt Cancellation & Debt Suspension	₩	3,095	3,095

(c) The income and expenses related to insurance contracts for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Insurance Income	₩	28,998	31,233
Insurance Expense		7,944	8,093

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

27. **Equity**

(a) Details of equity as of December 31, 2023 and 2022 are as follows:

		2023	2022
Common stock	₩	626,847	626,847
Hybrid bonds		699,822	399,901
Capital surplus			
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		8,081	8,081
		860,729	860,729
Capital adjustments			
Stock options		1,897	1,895
Other capital adjustments		(3,445)	(3,445)
		(1,548)	(1,550)
Accumulated other comprehensive income			
Unrealized gain on valuation of financial assets at FVOCI		19,894	7,061
Effective portion of valuation loss on cash flow hedges		(37,438)	(10,724)
Remeasurements of the net defined benefit obligations		(49,680)	(27,716)
Foreign currency translation adjustments for foreign operations		11,272	14,126
		(55,952)	(17,253)
Retained earnings			
Legal reserve		313,424	313,424
Reserve for credit losses (Note 28 reference)(*)		923,457	847,036
Voluntary reserve		12,316	12,316
Retained earnings(*)		4,667,196	4,409,740
		5,916,393	5,582,516
Non-controlling interests		8,696	7,564
	₩	8,054,987	7,458,754

(*) The Group plans to reverse ₩59,572 million to the unappropriated retained earnings for the year ended December 31, 2023 and ₩76,421 million of the unappropriated retained earnings for the year ended December 31, 2022 was transferred into the reserve for credit losses.

(b) Capital stock and capital surplus

As of December 31, 2023, 2022, par value of common stock is ₩5,000 and the Group authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments of December 31, 2023 and 2022 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	December 31, 2023
March 17, 2022	KRW	March 17, 2052	4.01	399,901
February 14, 2023	KRW	February 14, 2053	5.28	299,921
				699,822

The hybrid bonds above can be repaid early after 5 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows

	2023					
	Items that will be reclassified to profit or loss			**Items that will never be reclassified to profit or loss**		
	Valuation of financial assets at FVOCI	**Foreign currency translation adjustments for foreign operations**	**Valuation of cash flow hedges**	**Remeasurements of the defined benefit plan**	**Valuation of financial assets at FVOCI**	**Total**
Beginning balance ₩	(17,894)	14,126	(10,724)	(27,716)	24,955	(17,253)
Change due to fair value	14,794	-	-	-	2,629	17,423
Reclassification:	-	-	(69,486)	-	-	(69,486)
Effect of hedge accounting	-	-	33,130	-	-	33,130
Effects from changes in foreign exchange rate	-	(3,050)	-	-	-	(3,050)
Remeasurements of the defined benefit obligations	-	-	-	(29,792)	-	(29,792)
Effect of tax	(3,929)	-	9,642	7,828	(661)	12,880
Non-controlling interests	-	196	-	-	-	196
Ending balance ₩	(7,029)	11,272	(37,438)	(49,680)	26,923	(55,952)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows

| | **2022** | | | | | |
| | **Items that will be reclassified to profit or loss** | | | **Items that will never be reclassified to profit or loss** | | |
	Valuation of financial assets at FVOCI	**Foreign currency translation adjustments for foreign operations**	**Valuation of cash flow hedges**	**Remeasurements of the defined benefit plan**	**Valuation of financial assets at FVOCI**	**Total**
Beginning balance ₩	(863)	(3,693)	1,728	(58,270)	18,908	(42,190)
Change due to fair value	(23,154)	-	-	-	7,872	(15,282)
Reclassification:	-	-	(190,372)	-	-	(190,372)
Effect of hedge accounting	-	-	173,389	-	-	173,389
Effects from changes in foreign exchange rate	-	19,440	-	-	-	19,440
Remeasurements of the defined benefit obligations	-	-	-	42,649	-	42,649
Effect of tax	6,123	-	4,531	(12,095)	(1,825)	(3,266)
Non-controlling interests	-	(1,621)	-	-	-	(1,621)
Ending balance ₩	(17,894)	14,126	(10,724)	(27,716)	24,955	(17,253)

(e) Earned surplus reserves

The Korean Commercial Act requires the Group to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Group's capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder's meeting.

(f) Voluntary reserve

The Group elected to measure an item of land and buildings at the date of transition to Korean IFRSs at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors. Also, in accordance with amended Credit Information Use and Protection Act, the Group is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

27. **Equity (continued)**

(f) Voluntary reserve (continued)

Details of discretionary reserve as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Revaluation surplus of property and equipment	₩	10,216	10,216
Claim reserves for on-line transactions		2,000	2,000
Other voluntary reserve		100	100
	₩	12,316	12,316

(g) Statements of appropriation of retained earnings for the years ended December 31, 2023 and 2022 based on financial statements of the Group are as follows:

(In millions of won, except dividends per share)		**2023**	**2022**
Expected(Confirmed) date of appropriation:		**2024-03-25**	**2023-03-22**
Unappropriated retained earnings			
Balance at beginning of year	₩	3,997,247	3,733,308
Effect of changes in accounting policies		-	-
Dividend on hybrid bond		(30,074)	(12,622)
Profit for the year		625,848	609,613
		4,593,021	4,330,299
Reversal of Reserve for credit losses		59,573	-
Balance at end of year before appropriation		4,652,594	4,330,299
Appropriation of retained earnings			
Transfer to reserve for credit losses		-	76,421
Reserves for electronic finance and credit information liability		-	-
Cash dividends		310,415	256,631
Dividends per share (dividend as a percentage of par value): ₩2,476 (49.52%) for 2023 ₩2,047 (40.94%) for 2022			
		310,415	333,052
Unappropriated retained earnings to be carried over to subsequent year	₩	4,342,179	3,997,247

(*) These statements of appropriation of retained earnings were based on the separate financial statements of Shinhan card.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

28. **Reserve for credit losses**

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Group reserves the difference between allowance for credit losses recognized under Korean IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2023 and 2022 are summarized as follows:

		2023	2022
Accumulated reserve for credit losses	₩	923,457	847,036
Reserve for (Reversal of) credit losses, scheduled - Changes in 2023 and 2022		(59,572)	76,421
Ending balance of reserve for credit losses	₩	863,885	923,457

(b) Details of profit for the year attributable to owner of the Company after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Profit for the year attributable to owner of the Company	₩	620,583	641,368
Reserve for (Reversal of) credit losses, scheduled		59,572	(76,421)
Profit for the year attributable to owner of the Company after adjusting for reserve for credit losses		680,155	564,947
Earnings per share after adjusting credit losses (*) (in KRW)	₩	5,185	4,406

(*) Dividend on hybrid bonds is deducted.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

29. **Operating Revenue and Contract Liabilities**

(a) Details of operating revenues for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Revenue from contracts with customers			
Fee and commission income	₩	1,394,564	1,219,567
Revenue from others			
Interest income		2,840,691	2,508,702
Fee and commission income			
Loans		6,364	5,863
Installment loans		18,096	14,735
Leases		600,268	477,716
Other		51,309	40,580
Dividend income		611	415
Net income on financial assets at FVTPL		24,562	20,999
Gains on derivatives instruments		81,106	234,298
Gains on foreign currency transactions		55,821	76,101
Other operating income		305,218	162,205
	₩	5,378,610	4,761,181

(b) Classification of revenue from contracts with customers for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Revenue from contracts with customers			
Credit sales commission, etc.	₩	1,035,130	977,355
Insurance agency fee		79,499	76,132
Others		279,935	166,080
		1,394,564	1,219,567
Timing of revenue recognition			
Transferred at a point in time		1,147,936	985,759
Transferred over time		246,628	233,808
	₩	1,394,564	1,219,567

(c) The contract liabilities recognized by the Group in relation to revenue from contracts with customers are as follows:

		2023	2022
Point liabilities	₩	294,903	323,836
Unearned revenue of annual fee		108,439	106,530
	₩	403,342	430,366

(*) Recognized as other liabilities in the consolidated statements of financial position

(d) Among the revenue recognized in the years ended December 31, 2023 and 2022, the amounts related to the contract liabilities carried forward in the prior term are ₩ 106,530 million and ₩ 101,643 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

30. **Earnings per Share**

Earnings per share for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won, except shares outstanding and earnings per share)

		2023	2022
Profit for the year attributable to owner of the Company	₩	620,582	641,368
Dividend on hybrid bond		(30,073)	(12,622)
Profit for the year attributable to common stocks		590,509	628,746
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in KRW)	₩	4,710	5,015

The Group has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2023 and 2022.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

31. **Share-Based Payment**

Share-based payment as of December 31, 2023 is summarized as follows:

(a) Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2023 are as follows:

a) Shinhan Card Co., Ltd

	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020	Granted in 2021	Granted in 2022	Granted in 2023
Type	Equity-settled type(*)	Equity-settled type(*)	Equity-settled type(*)	Equity-settled type(*)	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type
Vesting period	2016	2017	2018	2019	2020	2021	2022	2023
Performance condition				Based on relative stock price (20.0%)				
				Based on 4 year management index (80.0%)				
Estimated number of shares granted	67,660	68,377	60,378	84,357	71,167	100,252	98,718	99,122
Number of shares granted	51,560	62,011	58,878	81,771	-	-	-	-
Remaining number of shares granted	16,100	6,366	1,500	2,586	71,167	100,252	98,718	99,122

(*) Financial Group. According to the commitment, the amount that the Group pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

b) Shinhan Credit Information Co., Ltd.

	Granted in 2020	Granted in 2021	Granted in 2022	Granted in 2023
Type	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type
Vesting period	2020	2021	2022	2023
Performance condition		Based on relative stock price (20.0%)		
		Based on 4 year management index (80.0%)		
Estimated number of shares granted	2,938	4,161	1,621	1,620
Number of shares granted	-	-	-	-
Remaining number of shares granted	2,938	4,161	1,621	1,620

(*) The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that Shinhan Credit Information Co., Ltd. pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

31. Share-Based Payment (continued)

(a) Share-based payment arrangements with performance conditions (continued)

(ii) Granted shares and the fair value of grant date as of December 31, 2023 are as follows:

a) Shinhan Card Co., Ltd.

Grant date	Grant shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2016	74,200 ₩	39,000	50,300	34,200	16,100
February 4, 2016	15,400	38,150	13,204	13,204	-
June 3, 2016	5,200	38,800	2,901	2,901	-
August 1, 2016	1,900	40,650	742	742	-
October 31, 2016	3,100	43,850	513	513	-
January 1, 2017	70,200	45,300	59,879	53,513	6,366
March 7, 2017	10,600	46,950	8,498	8,498	-
January 1, 2018	59,900	49,400	60,378	58,878	1,500
January 1, 2019	84,266	39,400	84,357	81,771	2,586
January 1, 2020	80,216	32,050	71,167	-	71,167
January 1, 2021	109,986	36,800	100,252	-	100,252
January 1, 2022	110,355	35,200	98,718	-	98,718
January 1, 2023	109,001	40,150	99,122	-	99,122
	734,324 ₩		650,031	254,220	395,811

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

b) Shinhan Credit Information Co., Ltd.

Grant date	Grant shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2020	3,391	32,050	2,938	-	2,938
January 1, 2021	4,528	36,800	4,161	-	4,161
January 1, 2022	1,765	35,200	1,621	-	1,621
January 1, 2023	1,779	40,150	1,620	-	1,620
	11,463		10,340	-	10,340

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

31. **Share-Based Payment (continued)**

(ii) Granted shares and the fair value of grant date as of December 31, 2023 are as follows:

(b) Share-based compensation expense for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2023	**2022**
Share-based payment arrangements with performance conditions	₩	5,171	3,508

(c) Details of accrued expenses and the intrinsic value as of December 31, 2023 are as follows:

		Accrued expense related to compensation expenses associated with share-based payments	**Intrinsic values (*1)**
Share-based payment arrangements with performance conditions (*2)	₩	16,062	16,062

(*1) The fair value of share-based arrangements with performance conditions is considered as intrinsic value.
(*2) Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2023, and have been recognized as liabilities.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

32. Net Interest Income

Details of net interest income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Interest income			
Cash and due from banks	₩	9,462	10,375
Credit card receivables		2,141,283	1,962,825
Loans		367,574	299,768
Installment loans		203,914	169,411
Financing leases(*)		104,665	57,470
Others		13,793	8,853
		2,840,691	2,508,702
Interest expense			
Borrowings		(272,997)	(210,024)
Debentures		(578,833)	(431,801)
Securitized debentures		(71,011)	(55,730)
Lease liabilities(*)		(1,164)	(842)
Others		(21,388)	(12,300)
		(945,393)	(710,697)
Net interest income	₩	1,895,298	1,798,005

(*) It includes finance income and costs in financial lease receivables and lease liabilities under Korean IFRS 1116.

Interest incomes on impaired financial assets for the years ended December, 2023 and 2022 are ₩13,574 million and ₩12,798 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

33. Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Fee and commission income			
Credit card receivables	₩	1,394,564	1,219,567
Loans		6,363	5,863
Installment loans		18,096	14,735
Leases		600,268	477,716
Others (*)		51,310	40,580
		2,070,601	1,758,461
Fee and commission expense			
Credit card receivables		(1,120,720)	(1,070,725)
Installment loans		(24,300)	(33,323)
Leases		(1,814)	(2,459)
Others (*)		(128,526)	(114,881)
		(1,275,360)	(1,221,388)
Net fee and commission income	₩	795,241	537,073

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2023 and 2022, the amount of income related to debt exemption and debt suspension are ₩28,899 million and ₩31,787 million, respectively, and the amount of expense are ₩ 8,015 million and ₩ 8,751 million, respectively.

34. Dividend Income

Details of dividend income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Financial assets at FVTPL in Korean currency	₩	274	35
Financial assets at FVOCI in Korean currency		337	380
	₩	611	415

35. Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Changes in credit card receivables at amortized cost and others	₩	(856,013)	(536,672)
Other assets		(33,750)	(20,019)
Allowance for unused loan commitments		5,841	(3,500)
Financial instruments at FVOCI		(35)	(74)
	₩	(883,957)	(560,265)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

36. General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Relate to employees			
Salaries and wages	₩	221,907	209,064
Bonus		56,018	50,887
Incentive of results		21,249	20,062
Share-based compensation expense		5,171	3,508
Employee benefits		101,192	96,500
Travel		6,282	5,792
Defined benefit		15,613	21,069
Defined contribution		4,649	3,654
Honorary retirement allowance		4	8,223
		432,085	418,759
Depreciation and amortization			
Depreciation		53,074	46,711
Amortization		20,251	17,231
		73,325	63,942
Other general administrative expenses			
Communication		38,852	41,520
Utility		22,966	21,304
Maintenance of vehicles		3,186	3,092
Supplies		11,475	11,576
Rent		1,234	886
Insurance		44,941	41,350
Repairs		824	518
Entertainment		2,499	2,074
Advertising		24,178	34,207
Sales promotion		31,192	44,507
Training		3,697	2,956
Publication		576	526
Freight		878	760
(Reversal of) Provision for asset retirement obligation		(1,282)	20
Taxes and dues		53,535	53,629
		238,751	258,925
	₩	744,161	741,626

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

37. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2023 and 2022 are as follows

		2023	2022
Other operating income			
Gains on recovery of bad debt(*)	₩	9,716	14,328
Reversal of other allowances		11	24
Others		295,491	147,853
		305,218	162,205
Other operating expenses			
Depreciation of lease assets		(445,160)	(351,264)
Others		(171,494)	(129,645)
		(616,654)	(480,909)
	₩	(311,436)	(318,704)

(*) Gains on recovery of bad debt is the amount of interest received from the bad debt.

38. Non-operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Non-operating income			
Gains on disposal of property and equipment	₩	370	62,932
Provision for allowance for litigation		70	-
Others		14,469	13,630
Miscellaneous income		2,614	653
		17,523	77,215
Non-operating expenses			
Donations		(9,399)	(10,490)
Provision for allowance for litigation		-	(516)
Losses on disposal of property and equipment		(633)	(170)
Impairment loss on intangible assets, and property and equipment		(2)	(59)
Miscellaneous losses		(3,907)	(138)
Others		(378)	(1,267)
		(14,319)	(12,640)
	₩	3,204	64,575

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

39. Income Taxes

(a) The components of income tax expense for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Current income taxes payable	₩	186,100	196,162
Adjustments to the income tax expense for prior period		(3,854)	(16,637)
Changes in deferred tax due to changes in temporary differences(*)		(4,656)	17,527
Income tax expense associated with items recorded in equity(*)		13,125	(3,229)
Others(*)		(9,423)	(1,647)
Income tax expense	₩	181,292	192,176

(*) Income tax rate was changed due to amendments to the Corporate Tax Law in 2022 and the Local Tax Law in 2023, and accordingly the effects of the tax rate changes have been reflected in deferred tax assets (liabilities) expected to be realized after December 31, 2023.

(b) The relationship between income tax expense and profit before income taxes for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Profit before income taxes (A)	₩	803,200	836,731
Income taxes at applicable tax rate		212,045	230,101
Adjustments:			
Non-taxable income		(7,961)	(1,195)
Non-deductible expense		756	752
Tax deductions		(1,185)	(1,233)
Consolidated tax return effect and others		(22,363)	(36,249)
Income tax expense (B)	₩	181,292	192,176
Effective tax rate (B/A)		22.57%	22.97%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

39. Income Taxes (continued)

(c) Changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Change in business combination	Ending deferred tax assets (liabilities)
		2023				
Accounts receivable	₩	76	-	-	-	76
Financial assets at FVOCI		452	(1,462)	-	-	(1,010)
Valuation on financial assets at FVOCI		(2,547)	-	(4,590)	-	(7,137)
Valuation on property and equipment, depreciation and others		(2,744)	(66)	-	-	(2,810)
Deferred loan origination costs		(15,898)	2,431	-	-	(13,467)
Derivative assets		3,843	-	9,642	-	13,485
Accrued expenses		18,244	1,142	-	-	19,386
Net defined benefit obligations		76,970	77,451	7,251	-	161,672
Plan assets		(85,179)	(93,531)	577	-	(178,133)
Other provisions		153,243	(9,904)	-	-	143,339
Others		(21,722)	15,715	-	-	(6,007)
	₩	124,738	(8,224)	12,880	-	129,394

		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Change in business combination	Ending deferred tax assets (liabilities)
		2022				
Accounts receivable	₩	79	(3)	-	-	76
Financial assets at FVOCI		1,194	(742)	-	-	452
Valuation on financial assets at FVOCI		(6,845)	-	4,298	-	(2,547)
Valuation on property and equipment, depreciation and others		(2,068)	(679)	-	3	(2,744)
Deferred loan origination costs		(14,393)	(1,505)	-	-	(15,898)
Derivative assets		(754)	66	4,531	-	3,843
Accrued expenses		18,726	(942)	-	460	18,244
Net defined benefit obligations		72,223	16,278	(12,762)	1,231	76,970
Plan assets		(66,334)	(18,247)	667	(1,265)	(85,179)
Other provisions		153,856	(1,678)	-	1,065	153,243
Others		(15,033)	(6,731)	-	42	(21,722)
	₩	140,651	(14,183)	(3,266)	1,536	124,738

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

39.   Income Taxes (continued)

(d) Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2023 and 2022 are as follows:

		2023				
		December 31, 2023		**January 1, 2023**		**Changes in**
		Amount	**Tax effect**	**Amount**	**Tax effect**	**tax effect**
Changes in fair value of financial assets at FVOCI	₩	27,029	(7,137)	9,608	(2,547)	(4,590)
Effective portion of valuation gain or loss on cash flow hedges		(50,856)	13,419	(14,501)	3,777	9,642
Remeasurements of defined benefit obligations		(67,516)	17,836	(37,724)	10,008	7,828
	₩	(91,343)	24,118	(42,617)	11,238	12,880

		2022				
		December 31, 2022		**January 1, 2022**		**Changes in**
		Amount	**Tax effect**	**Amount**	**Tax effect**	**tax effect**
Changes in fair value of financial assets at FVOCI	₩	9,608	(2,547)	24,889	(6,845)	4,298
Effective portion of valuation gain or loss on cash flow hedges		(14,501)	3,777	2,480	(754)	4,531
Remeasurements of defined benefit obligations		(37,724)	10,008	(80,374)	22,103	(12,095)
	₩	(42,617)	11,238	(53,005)	14,504	(3,266)

(e) The Group offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Group has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Deferred tax assets	₩	261,347	252,828
Deferred tax liabilities		(131,952)	(128,090)
	₩	129,394	124,738

(f) Deferred tax assets have been recognized as the Group has determined it is probable that future profits will be available against which the Group can utilize the related benefit.

(g) As of December 31, 2023 and 2022 current tax liabilities are ₩85,786 million and ₩80,550 million, respectively. For consolidated tax return, the amount is paid to the taxation authorities through the Parent company of the Group.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

40. **Consolidated Statements of Cash Flows**

(a) Details of cash and cash equivalents as of December 31, 2023 and 2022 are summarized as follows:

		2023	2022
Cash	₩	297	306
Available deposits from bank			
Deposits on demand		364,217	363,235
Current deposits		81,840	47,470
Foreign currency deposits		36,899	38,838
Others		-	-
Time deposits · Installment payment		10	13,965
Cash and cash equivalents	₩	483,263	463,814

(b) The Group presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c) Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2023 and 2022 are as follows:

		2023	2022
Cash and cash equivalents in the statements of financial position	₩	587,523	664,928
Adjustment:			
Restricted due from banks		(48,060)	(201,114)
Time deposits · Installment payment (*)		(56,200)	-
Cash and cash equivalents in the statements of cash flows	₩	483,263	463,814

(*) It doesn't meet the definition of cash in Korean IFRS No. 1007 'Statements of Cash Flows'.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

40. Statements of Cash Flows (continued)

(d) The consolidated statements of cash flows of the Group is prepared by using indirect method. Significant transactions without cash inflows and outflows for the years ended December 31, 2023 and 2022:

		2023	2022
Transaction related right-of-use assets	₩	26,609	17,130
Valuation of financial assets at FVOCI		17,423	(15,282)
Valuation of derivatives		(36,357)	(16,983)

(e) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows:

		2023						
		Balance at January 1, 2023	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2023
Assets								
Net derivative assets	₩	175,250	(77,451)	-	-	32,687	(1,737)	128,749
Liabilities								
Borrowings		(9,136,178)	927,331	(9,503)	6,832	-	248,856	(7,962,662)
Debentures		(21,502,816)	(96,033)	(44,599)	(7,699)	-	395	(21,650,752)
Lease liabilities(*)		(25,654)	15,395	-	(1,164)	-	(7,065)	(18,488)
	₩	(30,664,648)	846,693	(54,102)	(2,031)	-	242,186	(29,631,902)

(*) The amount of change in cash flow includes interest payments of ₩1,121 million indicated as operating activities in the cash flow statement at the time of payment.

		2022						
		Balance at January 1, 2022	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2022
Assets								
Net derivative assets	₩	71,958	(71,573)	-	-	174,084	781	175,250
Liabilities								
Borrowings		(6,662,856)	(2,440,318)	(35,174)	-	-	2,170	(9,136,178)
Debentures		(20,841,868)	(536,664)	(119,008)	(3,580)	-	(1,696)	(21,502,816)
Lease liabilities(*)		(25,801)	13,453	-	(842)	-	(12,464)	(25,654)
	₩	(27,530,525)	(2,963,529)	(154,182)	(4,422)	-	(11,990)	(30,664,648)

(*) The amount of change in cash flow includes interest payments of ₩ 824 million indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

41. **Contingent Liabilities and Commitments**

(a) Contingent liabilities

The Group has 26 pending lawsuits as a defendant including collection of overdue credit card receivables, as of December 31, 2023 for a total claim amount of ₩6,524 million.

A legal provision of ₩3,976 million is recognized in the accompanying consolidated financial statements for expected loss due to lost litigation cases.

Additional losses may be incurred from these legal actions, however the result of such the lawsuits cannot be predicted. Management believes that the result of the lawsuits would not have significant impact on the consolidated financial statements.

(b) ABS commitments

In trust-type asset securitizations, trust company can demand the Group to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Group has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets is provided as collateral for asset-backed securities. As of December 31, 2023, the Group has no additional obligation for the asset-backed securities.

The Group has entered into an agreement with the trust company to provide asset management services for the transferred assets. Under the agreement, the Controlling Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the trust company recorded as asset securitization income.

(c) Other commitments

i) The Group has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Group is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Group has accumulated ₩2 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2023, the Group has limit loan commitments amounting to ₩1,209.9 billion with banks including Hana bank and SC bank. In addition, the Group has entered into loan overdraft agreements (including daily check) amounting to ₩1,325 billion with banks including Shinhan bank and KB Kookmin bank.

iv) As of December 31, 2023, the uncollectible bad debts, for which right to claim is still effective, amounts to ₩ 3,499,711 million.

v) The unused credit provided by the Group as of December 31, 2023 and 2022 are ₩91,226,285 and ₩91,358,278, respectively. As of December 31, 2023, and 2022, the securities purchase agreement signed by the Group are ₩106,726 million and ₩104,546 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

42. **Asset Backed Securitization (ABS)**

(a) The initial transfer price of the credit card receivables sold by *Asset-Backed Securitization Act* as of December 31, 2023 and 2022 are as summarized as follows:

	Transferred date	2023	2022
Shinhan Card SPC 2022-1	2022.04.28	-	679,988
Shinhan Card SPC 2022-2	2022.08.18	-	870,072
Shinhan Card SPC 2022-3	2022.12.22	-	581,594
Shinhan Card SPC 2023-1	2023.06.21	582,130	-
₩		582,130	2,131,654

(b) Details of uncollected transferred assets, which were sold by act on ABS, as of December 31, 2023 and 2022 are summarized as follows:

	List of disposal asset	Transfer date	2023	2022
Shinhan Card SPC 2019-2	Credit card receivables	2019.07.10	-	650,493
Shinhan Card SPC 2019-3	Credit card receivables	2019.12.17	-	371,115
Shinhan Card SPC 2020-1	Credit card receivables	2020.04.23	-	772,162
Shinhan Card SPC 2021-1	Credit card receivables	2021.01.21	554,369	597,833
Shinhan Card SPC 2021-2	Credit card receivables	2021.09.09	701,060	759,603
Shinhan Card SPC 2022-1	Credit card receivables	2022.04.28	618,463	669,963
Shinhan Card SPC 2022-2	Credit card receivables	2022.08.18	775,983	823,128
Shinhan Card SPC 2022-3	Credit card receivables	2022.12.22	474,520	519,466
Shinhan Card SPC 2023-1	Credit card receivables	2023.06.21	527,386	-
₩			3,651,781	5,163,763

(c) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group's level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2023 and 2022, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are ₩3,651,781 million and ₩5,163,763 million, respectively; the carrying amount of related liabilities are ₩2,315,202 million and ₩2,981,836 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
 For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions**

(a) As of December 31, 2023, related parties of the Group are summarized as follows. Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Parent company
Wave Technology	Associates
One Shinhan Connect Fund 1	Associates
One Shinhan Connect Fund 2	Associates
Shinhan hyper connect venture fund 1	Associates
Shinhan Bank	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Securities Co., Ltd.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Fund Partners(*)	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Asset Management Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
Shinhan EZ General Insurance Co., Ltd.	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Shinhan Asset Trust Co., Ltd.	Other related parties
Shinhan Venture Investment Co, Ltd.	Other related parties
One Shinhan Futures New Technology Investment Association 1	Other related parties
One Shinhan Futures New Technology Investment Association 2	Other related parties
One Shinhan Futures New Technology Investment Association 3	Other related parties
Shinhan global flagship venture fund 1	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	Other related parties
Korea Credit Bureau	Other related parties
Kiran Ho Chi Minh Office General Private Placement Real Estate Investment Trust(USD)	Other related parties
Shinhan hyper future's venture fund 1	Other related parties

(*) Shinhan Aitas Co., Ltd. has changed its name to Shinhan Fund Partners from the date of April 3, 2023.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. Related Parties and Transactions (continued)

(b) Significant transactions with the related parties for years ended December 31, 2023 and 2022 are as follows:

Related party / Account		2023	2022
Shinhan Financial Group Co., Ltd.			
Interest expense	₩	53,518	48,105
Fee and commission income		87	31
Fee and commission expense		14,251	14,251
Other general and administrative expense		-	83
Shinhan Bank (*1)			
Interest income		926	409
Interest expense		14,241	8,505
Fee and commission income		8,478	5,865
Fee and commission expense		174,028	165,869
Other operating income		-	60
Non-operating expense		4,174	-
Other general and administrative expense		2,624	3,614
Gain on derivatives		18,679	45,322
Loss on derivatives		124	-
Provision (Reversal of) for credit loss allowance		(7)	6
Shinhan Life Insurance Co., Ltd.			
Interest income		1,887	747
Interest expense		3,681	1,181
Fee and commission income		22,611	17,919
Fee and commission expense		4,021	29
Other general and administrative expense		52	13
Provision for credit loss allowance		2	1
Shinhan DS Co., Ltd. (*2)			
Fee and commission income		-	2
Fee and commission expense		64,757	63,908
Other operating income		2	3
Other general and administrative expense		96	19
Provision (Reversal of) for credit loss allowance		28	(3)
Shinhan Securities Co., Ltd. (*1)			
Interest income		228	132
Fee and commission income		354	141
Fee and commission expense		160	213
Other operating expense		-	18
Provision (Reversal of) for credit loss allowance		(2)	2
Shinhan Capital Co., Ltd.			
Fee and commission income		97	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and Transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party / Account		2023	2022
Jeju Bank			
Fee and commission income	₩	57	13
Fee and commission expense		4	4
BNP Paribas Cardif Life Insurance			
Fee and commission income		37	40
Provision (Reversal of) for credit loss allowance		2	-
Shinhan Savings Bank			
Interest income		(13)	208
Fee and commission income		1,462	372
Fee and commission expense		4	-
Other general and administrative income		10	1,379
Provision (Reversal of) for credit loss allowance		2	-
Shinhan Fund Partners			
Fee and commission income		-	1
Shinhan Asset Management Co., Ltd.			
Fee and commission income		-	1
Fee and commission expense		7	-
Other general and administrative income		21	5
Interest income		5	5
Provision (Reversal of) for credit loss allowance		-	(3)
SHC Management Co., Ltd.			
Other operating income		55	55
Shinhan EZ General Insurance Co., Ltd.			
Fee and commission income		75	1
Other operating expense		-	1
Provision (Reversal of) for credit loss allowance		1	(5)
Shinhan REITs Management Co., Ltd.			
Fee and commission income		-	16
Shinhan Asset Trust Co., Ltd.			
Provision (Reversal of) for credit loss allowance		(1)	1
Shinhan AI Co., Ltd.			
Fee and commission income		25	16
Fee and commission expense		37	-
Other general and administrative expense		-	40
Provision (Reversal of) for credit loss allowance		-	(2)

(*1) For years ended December 31, 2023 and 2022, the Group recognized the right-of-use assets and lease liabilities amounting to ₩9,682 million and ₩10,335 million, respectively, according to the lease contract with the other related amounting to ₩9,141 million and ₩9,953 million. In relation to this, the Group recognized interest expense amounting to ₩156 million and ₩22 million.

(*2) As of December 31, 2023 and 2022, the Group acquired a tangible asset amounting to ₩796 million and ₩1,915 million, and an intangible asset from other related parties amounting to ₩14,572 million and ₩10,947 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2023 and 2022 are summarized as follows:

Related party / Account		2023	2022
Shinhan Financial Group Co., Ltd.			
Credit card receivables	₩	505	579
Consolidated tax accounts		21,626	21,634
Shinhan Bank			
Cash and due from banks		200,188	123,259
Credit card receivables		9,229	8,674
Financing lease assets		-	39
Allowance for Doubtful Accounts		(4)	(6)
Derivative assets		53,326	44,644
Accounts receivable		2,121	8,702
Accrued income		362	33
Security deposits paid		16,486	11,345
Shinhan Life Insurance Co., Ltd.			
Credit card receivables		2,161	2,557
Allowance for Doubtful Accounts		(2)	(2)
Accounts receivable		47	42
Plan assets		36,056	33,236
Shinhan DS Co., Ltd.			
Credit card receivables		4,443	744
Allowance for Doubtful Accounts		(30)	(3)
Shinhan Securities Co., Ltd.			
Cash and due from banks		1,480	1,436
Credit card receivables		2,748	2,606
Accounts receivable		1	-
Allowance for Doubtful Accounts		(1)	(2)
Security deposits paid		300	300
Jeju Bank			
Cash and due from banks		1,204	731
Finance lease assets		8	-
BNP Paribas Cardif Life Insurance			
Credit card receivables		105	117
Allowance for Doubtful Accounts		(1)	-
Shinhan Saving Bank			
Cash and due from banks		450	13,615
Credit card receivables		214	173
Allowance for Doubtful Accounts		16	202
Accrued income		72	64
Allowance for Doubtful Accounts		(3)	(1)
Shinhan Fund Partners			
Credit card receivables		163	187
Shinhan Capital Co., Ltd.			
Credit card receivables		340	426
Account receivable		10	-
Shinhan Asset Management Co., Inc.			
Credit card receivables		331	295
Finance lease assets		52	64

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2023 and 2022 are summarized as follows, continued:

Related party / Account		2023	2022
Shinhan REITs Management Co., Ltd.			
Credit card receivables	₩	72	65
Shinhan AI Co., Ltd.			
Credit card receivables		12	38
Prepaid expenses		-	27
Shinhan Asset Trust Co., Ltd.			
Credit card receivables		359	349
Allowance for Doubtful Accounts		-	(1)
Shinhan EZ General Insurance Co., Ltd.			
Credit card receivables		75	55
Account receivable		3	-
Allowance for Doubtful Accounts		(1)	-
Shinhan Venture Investment Co, Ltd.			
Credit card receivables		69	62
Total accounts receivable	₩	354,592	276,285

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2023 and 2022 are summarized as follows, continued:

Related party / Account		2023	2022
Shinhan Financial Group Co., Ltd.			
Borrowings	₩	2,234,442	2,224,939
Current tax liabilities		87,800	79,310
Accrued expenses		28,881	25,487
Allowance for unused credit commitments		-	1
Shinhan Bank			
Derivative liabilities		402	1,046
Borrowings		168,830	494,608
Provision for restoration		550	550
Accounts payable		116	8,618
Accrued expenses		1,257	969
Lease liabilities		9,129	9,953
Allowance for unused credit commitments		7	11
Shinhan Life Insurance Co., Ltd.			
Debentures		30,000	30,000
Accounts payable		733	966
Accrued expenses		6,878	539
Other liabilities		21,280	24,971
Allowance for unused credit commitments		3	1
Shinhan Securities Co., Ltd.			
Lease liabilities		12	-
Allowance for unused credit commitments		1	2
BNP Paribas Cardif Life Insurance			
Allowance for unused credit commitments		2	1
Shinhan DS Co., Ltd.			
Accrued expenses		1,217	1,080
Allowance for unused credit commitments		2	1
Shinhan Capital Co., Ltd.			
Allowance for unused credit commitments		-	1
Shinhan Asset Trust Co., Ltd.			
Allowance for unused credit commitments		-	1
Shinhan Saving Bank			
Allowance for unused credit commitments		1	-
Shinhan EZ General Insurance Co., Ltd.			
Allowance for unused credit commitments		1	-
Total accounts payable	₩	2,591,544	2,903,055

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and Transactions (continued)**

(d) Fund transactions between the related parties for the years ended December 31, 2023 and 2022 are summarized as follows:

(i) Borrowing · Repayment

Control relationship	Related party		2023			2022		
			Borrowing	Repayment	Issuance of Hybrid bonds (*2)	Borrowing	Repayment	Issuance of Hybrid bonds (*2)
Parent Company	Shinhan Financial Group Co., Ltd.	₩	250,000	(250,000)	300,000	300,000	(300,000)	400,000
Other related parties (*1)	Shinhan Bank Co.,Ltd.		353,081	(679,588)	-	535,849	(140,791)	-
Other related parties	Shinhan Life Insurance Co., Ltd.		10,960	(14,522)	-	25,622	-	-

(*1) For the year ended December 31, 2022, the amount of borrowing of lease liabilities under lease contracts concluded with other related parties is ₩ 212 million, and the repayment amounts for the years ended December 31, 2023 and 2022 are ₩1,633 million and ₩ 1,791 million, respectively.
(*2) It is the amount before deducting the costs associated with issuance of hybrid bonds. For the years ended December 31, 2023 and 2022, the Group has paid dividend of ₩27,927 and ₩12,042 from hybrid bonds.

(ii) Investment collection

Control relationship	Related party		2023		2022	
			Investment	Collection	Investment	Collection
Other related party	One-Shinhan Futures New Technology Investment Association 1	₩	-	(306)	-	(397)
Other related party	One-Shinhan Futures New Technology Investment Association 2		-	(66)	-	-
Other related party	One-Shinhan Futures New Technology Investment Association 3		-	(102)	198	-
Other related party	Kiran Ho Chi Minh Office General Private Placement Real Estate Investment Trust(USD)		30,466	-	-	-
Other related party	Shinhan global flagship venture fund 1		6,000	-	6,000	-
Other related party	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		2,753	(1,595)	7,561	(386)
Other related party	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3		2,106	-	-	-
Other related party	Shinhan hyper future's venture fund 1		106	-	-	-
Investments in associates	One-Shinhan Connect Fund 1		-	(208)	11,100	(12,163)
Investments in associates	One-Shinhan Connect Fund 2		-	(4,598)	11,250	-
Investments in associates	Shinhan hyper connect venture fund 1		11,400	-	-	-

(iii) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. Related Parties and Transactions (continued)

(e) Key management personnel compensations for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Salaries and wages	₩	3,140	3,703
Post-employment benefits		84	111
Share-based payments		2,062	1,247
	₩	5,286	5,061

(f) Details of the guarantee provided by related parties as of December 31, 2023 and 2022 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee 2023	Amount of guarantee 2022	Details
Shinhan Bank	Shinhan Card Co., Ltd.	₩	300,000	300,000	Daily check overdraft agreement
			43,959	42,592	Unused credit commitment
			36,877	36,878	Financial guarantee (letter of credit)

(g) The main agreement with related parties as of December 31, 2023 and 2022 are as follows:

Related Party		Amount of commitment 2023	Amount of commitment 2022	Details
Shinhan Bank	₩	857,363	1,037,409	Derivative facilities
Shinhan Financial Group Co., Ltd.		3,495	3,421	Unused credit card commitment
Shinhan Bank		58,116	58,225	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		6,838	5,943	Unused credit card commitment
Shinhan DS Co., Ltd.		1,057	756	Unused credit card commitment
Shinhan Securities Co., Ltd.		7,752	7,894	Unused credit card commitment
BNP Paribas Cardif Life Insurance		895	883	Unused credit card commitment
Shinhan Savings Bank		286	77	Unused credit card commitment
Shinhan Fund Partners		837	813	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,250	2,164	Unused credit card commitment
Shinhan Asset Management		669	705	Unused credit card commitment
Shinhan EZ General Insurance Co., Ltd.		175	195	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		128	135	Unused credit card commitment
Shinhan Asset Trust Co., Ltd..		941	951	Unused credit card commitment
Shinhan AI Co., Ltd.		88	62	Unused credit card commitment
Shinhan Venture Investment Co, Ltd.		431	-	Unused credit card commitment
Structured Entities (*)		106,726	104,546	Securities purchase commitments

(*) The amount is for the Group's associates and other structured entities that are other related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43.   Related Parties and Transactions (continued)

(h) The collateral provided to related parties as of December 31, 2023 and 2022 are as follows.

Related Party	Collateral asset		Set amount of collateral	
			2023	**2022**
Shinhan Bank	Bond(*)	₩	237,000	520,000
Shinhan Bank	Cash and due from banks		180	180
Shinhan Savings Bank	Cash and due from banks		50	50
Shinhan Life Insurance Co., Ltd.	Cash and due from banks		10	10

(*) The Group provides lease bonds classified as operating leases and financial leases as collateral.

(i) For the year ended December 31, 2023, the receivables acquired and sold through Shinhan Securities Co., Ltd. amounted to ₩77,218 million and ₩69,437 million, respectively, of which Shinhan Securities Co., Ltd. acquired debentures issued by the Group for ₩110,000 million.

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

44.   Interests in Unconsolidated Structured Entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, beneficiary certificates and characteristics of these structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles as the asset manager.
Investment fund	Investment funds are investment trusts, private investment companies, and associations that raise funds by issuing profit (investment) securities to investors and distribute the profits to investors by investing in stocks or bonds. The Group is an investor in an investment fund and may be exposed to principal losses if the value of the investment fund falls.

(i) The size of unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Assets-backed securitization	₩	232,921	260,986
Investment fund		37,162,704	29,314,199
Total assets	₩	37,395,625	29,575,185

(ii) Gain or loss recognized in relation to the Group's interests in unconsolidated structured entities for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Asset-backed securitization	Investment fund	Total
Gain				
Gain on valuation	₩	2,408	590	2,998
Other income		6,263	675	6,938
	₩	8,671	1,265	9,936
Loss	₩	273	1,532	1,806

		2022		
		Asset-backed securitization	Investment fund	Total
Gain				
Gain on valuation	₩	135	533	668
Other income		6,159	675	6,834
	₩	6,294	1,208	7,502
Loss	₩	-	171	171

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

44. **Interests in Unconsolidated Structured Entities (continued)**

(b) Nature of risks

(i) The carrying amounts of the assets and liabilities recognized relating to the Group's interests in unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		2023		
		Asset-backed securitization	Investment fund	Total
Assets:				
Financial assets at FVTPL	₩	1,252	927,654	928,906

		2022		
		Asset-backed securitization	Investment fund	Total
Assets:				
Financial assets at FVTPL	₩	1,526	379,411	380,937

(ii) Maximum exposure to risk relating to the Group's interests in unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		2023		
		Asset-backed securitization	Investment fund	Total
Assets held	₩	1,252	927,654	928,906
Purchase commitments		-	42,671	42,671

		2022		
		Asset-backed securitization	Investment fund	Total
Assets held	₩	1,526	379,411	380,937
Purchase commitments		-	33,896	33,896

45. **Events after the reporting period**

The Group, on February 22, 2024, resolved in a board meeting to enter into a contract for the sale of a portion of its long-term rental car assets as part of a strategic collaboration with Lotte Rental Co., Ltd. in the car rental business. Subsequent to this decision, the Group is progressing through the related procedures.